UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FOI

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

NAVISION A/S
(Name of Subject Company)

Not applicable
(Translation of Subject Company's Name into English (if applicable))

Kingdom of Denmark
(Jurisdiction of Subject Company's Incorporation or Organization)

MICROSOFT CORPORATION
(Name of Person(s) Furnishing Form)

Ordinary Shares, nominal value DKK 1 per share
(Title of Class of Subject Securities)

Not applicable
(CUSIP Number of Class of Securities (if applicable))

Lars Larsen
Navision a/s
Frydenlunds Allé 6
2950 Vedbæk
Denmark
Telephone: +45 4567 8000
(Name, Address (including zip code), and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

May 13, 2002
(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1. ***Home Jurisdiction Documents***

(a)

(i) The offer document dated May 13, 2002 (the "Offer Document") relating to the exchange offer (the "Offer") made by Microsoft Corporation, a corporation incorporated under the laws of the State of Washington ("Microsoft"), for the entire issued share capital of Navision a/s, a company organized under the laws of the Kingdom of Denmark ("Navision"), is attached hereto as Attachment 1.

(ii) Recommendation of the board of directors of Navision.

(iii) Cover letter.

(b) Not applicable.

Item 2. ***Informational Legends***

The Offer Document contains legends appropriate for the Offer.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Exhibit	Description
II.1	Copy of the Company Agreement by and between Microsoft Corporation and Navision dated May 7, 2002.
II.2	*(a) Quarterly Report of Microsoft on Form 10-Q for the three months ended March 31, 2002 *(b) Annual Report of Microsoft on Form 10-K for the fiscal year ended June 30, 2001 *(c) Proxy Statement for its Annual Meeting of Shareholders, held on 7, November 2001

* The following materials are attached hereto as exhibits and are hereby incorporated herein by reference.

PART III – CONSENT TO SERVICE OF PROCESS

(1) Not applicable.

(2) Not applicable.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MICROSOFT CORPORATION

Date: May 13, 2002

By: /s/ JOHN G. CONNORS

Name: John G. Connors
Title: Senior Vice President; Chief Financial Officer

ATTACHMENT 1(a)(i)

SHARE PURCHASE AND EXCHANGE OFFER

to the shareholders of

NAVISION®

The Way to Grow

submitted by
7 May 2002

Microsoft®

Financial adviser to
Microsoft Corporation

Goldman Sachs

This Offer Document and the related Acceptance Form contain important information that should be read before any decision is made with respect to accepting the Offer.

This Offer is a voluntary offer prepared in accordance with the Danish Securities Trading Act (Consolidated Act No. 168 of 14 March 2001) and Executive Order No. 827 of 10 November 1999 issued by the Danish Securities Council. The Offer and any acceptances thereof shall be governed by Danish law.

This Offer Document has been prepared in Danish and English. In the event of any discrepancies the Danish version shall be the governing text.

No one has been authorised to provide any information or make any representation on behalf of Microsoft that is not contained in this Offer Document or, the Acceptance Form and, if given or made, such information or representation cannot and must not be relied upon as accurate or authorised by Microsoft. The delivery of this Offer shall not, under any circumstances, imply in any way that there has been no change in the affairs of Microsoft or Navision since the date of this Offer Document or that the information in this Offer Document or in the documents referred to herein is correct as of any time subsequent to the dates hereof or thereof. Any material change with respect to the contents of the Offer Document will be announced through the Copenhagen Stock Exchange.

This Offer is not being made directly or indirectly in or into Canada, Australia or Japan, and the Offer does not apply and cannot be accepted from within Canada, Australia or Japan (see section 12.1.15 of the terms and conditions of the Offer Document).

This Offer is not an offer in any jurisdictions in which the making of such offer would require an additional prospectus, registration or, subject to certain exceptions, measures other than those required pursuant to Danish law. This Offer Document may not be distributed in any country in which such distribution of the Offer would require measures other than those required pursuant to Danish law or in which they would conflict with regulations in such country.

Except as described in the preceeding two paragraphs, this Offer, the related Acceptance Form and the advertisement are being mailed by Navision on behalf of Microsoft to Navision Shareholders.

Except as disclosed in this Offer Document, Microsoft has not, to this date, made any other purchase of, or entered into any other arrangement to purchase Navision Shares. However, in the future, Microsoft may purchase Navision Shares otherwise than under the Offer, such as in the open market or privately negotiated transactions. Such purchases may be made either directly or through a nominee or broker, and shall comply with any applicable rules of Danish law, including the Danish Takeover Order and the rules of the Copenhagen Stock Exchange. Microsoft shall disclose in the United States, by means of a press release or other means reasonably calculated to inform US Shareholders of Navision, information regarding such purchases of Navision Shares outside the Offer to the extent such information is made public in Denmark, including pursuant to the rules of the Copenhagen Stock Exchange.

This Offer is made for the securities of a Danish company, Navision. The Offer is subject to disclosure requirements of a country that are different from those of the United States. Financial statements regarding Navision included or referred to in the Offer Document have been prepared in accordance with accounting standards that may not be comparable to the financial statements of Microsoft or other US companies.

The Microsoft Shares have not been approved or disapproved by the SEC, any State securities commission in the United States or any other US regulatory authority, nor have any of the foregoing authorities passed upon or endorsed the merits of the offering of the Microsoft Shares or the accuracy, adequacy or completeness of this document. Any representation to the contrary is a criminal offence in the United States.

This Offer contains statements that are forward-looking. These statements are based on current expectations and assumptions that are subject to risks and uncertainties. Actual results could differ materially because of factors such as: entry into markets with vigorous competition, market acceptance of new products and services, continued acceptance of existing products and services, changes in licensing programs, product price discounts, delays in product development and related product release schedules, and reliance on sole source suppliers for key components of Xbox that could result in component shortages and delays in product delivery, any of which may cause revenues and income to fall short of anticipated levels; obsolete inventory or product returns by distributors, resellers and retailers; warranty and other claims on hardware products such as Xbox; higher relative marketing expenses associated with new product releases; changes in the rate of PC shipments; technological shifts;

customer demand for Microsoft's products and services; the support of third party software developers for new or existing platforms; the availability of competitive products or services such as the Linux operating system at prices below Microsoft's prices or for no charge; changes in product and service mix; product life cycles; product sale terms and conditions; the company's ability to efficiently integrate acquired businesses; implementation of operating cost structures that align with revenue growth; the financial condition of Microsoft's customers and vendors; unavailability of insurance; uninsured losses; adverse results in litigation; the effects of terrorist activity and armed conflict such as disruptions in general economic activity and changes in Microsoft's operations and security arrangements; general economic conditions that affect demand for computer hardware or software; currency fluctuations; trade sanctions or changes to U.S. tax law resulting from the World Trade Organization decision with respect to the extraterritorial income provisions of U.S. tax law; financial market volatility or other changes affecting the value of Microsoft's investments that may result in a reduction in carrying value and recognition of losses; and other issues discussed in the Company's 2001 Form 10-K.

For further information regarding risks and uncertainties associated with Microsoft's business, please refer to the "Management's Discussion and Analysis of Results of Operations and Financial Condition" and "Risk Factors"sections of Microsoft's SEC filings, including, but not limited to the Microsoft 2001 annual report on Form 10-K and quarterly report on Form 10-Q for the three and nine months ended 31 March 2002, which are available to the Navision Shareholders upon request directed to Danske Bank A/S, Corporate Actions, Holmens Kanal 2-12, DK-1092 Copenhagen K, tel. +45 43 39 49 69, via EDGAR on the SEC's website (http://www.sec.gov) and on Microsoft's website (http://www.microsoft.com).

Goldman Sachs International is acting for Microsoft and no one else in connection with the transaction and will not be responsible to any other person for providing the protections afforded to clients of Goldman Sachs International or for providing advice in relation to the transaction.

This Offer Document is identical with the Offer Document released through the Copenhagen Stock Exchange on 7 May 2002, except that this Offer Document and its Attachments contain corrections of certain spelling and crossreference errors, an amendment to section 12.1.7 and that the Attachments have been corrected in order to address minor inconsistencies compared to the Offer Document.

TABLE OF CONTENTS

TABLE OF EXHIBITS

A·	Definitions
4.5.1	Additional information for Navision Shareholders electing Stock Consideration

TABLE OF ATTACHMENTS

A	Acceptance Form
B	Offer advertisement

SUPPLEMENTARY INFORMATION THAT AS OF 13 MAY 2002 WILL BE SUPPLIED ON REQUEST TO Danske Bank A/S, Corporate Actions, Holmens Kanal 2-12, DK-1092 Copenhagen K, telephone No. +45 43 39 49 69, fax No. +45 43 39 49 54

Financial Information:	Microsoft's financial results for fiscal year 2001, ended 30 June 2001, filed with the SEC on Form 10-K
	Microsoft's financial results for the third quarter of fiscal year 2002, ended 31 March 2002, filed with the SEC on Form 10-Q
	Microsoft's Proxy Statement for the Annual Meeting of Shareholders held on 7 November 2001
Contractual Information:	Company Agreement between Navision and Microsoft dated 7 May 2002

1 Definitions

Capitalised terms used in this Offer Document and not elsewhere defined shall have the meanings set forth in Exhibit A attached hereto, which are incorporated herein by reference.

2 Background

2.1 On 7 May 2002 Microsoft Corporation ("Microsoft"), a corporation incorporated in the State of Washington, the United States of America with IRS Employer Identification 91-1144442, and Navision a/s, a corporation organised under the laws of the Kingdom of Denmark ("Navision"), CVR No. 76247218, Frydenlunds Allé 6, 2950 Vedbæk, Denmark, announced their desire to combine their respective businesses upon the terms of and subject to the conditions of an agreement (the "Agreement") dated 7 May 2002. The Navision Shareholders are offered a price per share of DKK 300 (the "Offer Price") through a public offer by Microsoft to acquire all ordinary shares, nominal value DKK 1 per share of Navision (the "Navision Shares") in exchange for, at the election of each Navision Shareholder, either:

(i) cash in the amount of DKK 300 per Navision Share ("Cash Consideration"), or

(ii) shares of Microsoft common stock of equivalent value par value USD 0.0000125 per Microsoft Share as set out herein ("*Stock Consideration*").

2.2 Simultaneous with this Offer, and as a condition for the execution and delivery of the Agreement, certain Navision Shareholders ("Affiliated Shareholders"), owning in the aggregate 56.4 per cent of Navision's Share Capital, have executed and delivered to Microsoft a conditional share purchase agreement (the "Share Purchase Agreement") pursuant to which, among other things, each and every Affiliated Shareholder has irrevocably undertaken to tender all their Navision Shares in the Offer for Stock Consideration as provided in the Share Purchase Agreement.

2.3 In addition, certain Employee and Non-Employee Shareholders of Navision, holding in aggregate approximately 3.6 per cent of Navision's registered share capital have executed and delivered to Microsoft irrevocable undertakings pursuant to which, they have among other things, irrevocably undertaken to tender all their Navision Shares pursuant to the Offer.

2.4 The Board of Directors of Navision has unanimously approved and adopted the Agreement and the transactions contemplated by the Agreement as being in the best interest of Navision's business, the Navision Shareholders, employees and other stakeholders, and the Board of Directors of Navision has resolved unanimously to recommend that the Navision Shareholders tender their Navision Shares pursuant to the Offer. The Navision Board of Directors' statement and recommendation as per Section 7, subsection 1 of the Danish Takeover Order, is enclosed with this Offer Document as it is being mailed to Shareholders ("Board Declaration").

3 The Offer

3.1 Based upon the facts set out herein, Microsoft hereby makes a voluntary offer (the "Offer") to the Navision Shareholders for all of the Navision Shares on the terms of and subject to the conditions set out in this offer document (the "Offer Document").

3.2 The Navision Shareholders are offered a price of DKK 300 per Navision Share (the "Offer Price"). The Offer Price shall, at the option of each Navision Shareholder, be paid in cash or in the form of a number of existing Microsoft Shares of equivalent value determined in accordance with Section 12.1.3 below.

3.3 Navision Shareholders, who have accepted the Offer by delivery of the Acceptance Form to a custodian bank or stockbroker without specification of whether the consideration for the Navision Shares shall be Cash Consideration or Stock Consideration, will receive cash payment for their Navision Shares. An Acceptance Form without accurate specification of consideration will be regarded as acceptance of Cash Consideration.

3.4 Each Navision Shareholder shall elect either payment in cash or in Microsoft Shares and shall not be entitled to be paid for a portion of his/her Navision Shares in cash and another portion in stock.

3.5 The Offer Price of DKK 300 per Navision Share represents the following premiums to the historical trading prices of the Navision Shares on the Copenhagen Stock Exchange:

Period	Price	Premium
Closing Price on 29 April 2002*	DKK 219.5	36.7 per cent
Average Price (All Trades) over last the 5 trading days prior to 29 April 2002	DKK 238.9	25.6 per cent
Average price (All Trades) over the last 10 trading days prior to 29 April 2002	DKK 247.1	21.4 per cent
Average price (All Trades) over the last 30 trading days prior to 29 April 2002	DKK 260.6	15.1 per cent
Average price (All Trades) over the last 90 trading days prior to 29 April 2002	DKK 249.3	20.3 per cent
Average price (All Trades) over the last 180 trading days prior to 29 April 2002	DKK 212.5	41.2 per cent

*(the last day of trading prior to notification from Navision to the Copenhagen Stock Exchange regarding a potential strategic transaction and transfer of Navision to the Observation List)

The average price (All Trades) on Navision Shares in the period from and including 30 April 2002 to and including 6 May 2002 (last day before announcement of the Offer) was DKK 271.0.

3.6 The Offer takes effect as of 13 May 2002 and expires on 5 July 2002 at 20.00 hours (8:00 p.m.) Copenhagen time unless the Offer Period is extended as provided herein.

3.7 The Offer is conditional upon a number of factors, including Microsoft having received acceptances in respect of Navision Shares representing an aggregate of more than 90 per cent of the Navision Share Capital, such Navision Shares having been validly tendered, not withdrawn and available for purchase or exchange immediately prior to the Closing Date, and further the receipt or waiver of all required approvals under competition, merger control or similar law applicable to the Offer without any conditions or obligations on Microsoft or Navision having been imposed. The full terms and conditions of the Offer are set out below in Section 12 of this Offer Document.

3.8 Navision's Board of Directors has confirmed to Microsoft that it has received the opinions from Navision's financial advisers, Nordea Securities and Schroder Salomon Smith Barney, that, subject to certain assumptions and limitations set forth in said opinions as of the date of the Agreement, the Offer Price is fair from a financial point of view to the Navision Shareholders.

3.9 The purpose of Microsoft's Offer is to acquire all outstanding Navision Shares. Upon and conditional upon the Offer Conditions being fulfilled or waived and after closing of the Offer, Microsoft shall commence a mandatory offer to any remaining Navision Shareholder in compliance with the requirements of the Danish Takeover Order (the "Mandatory Offer").

3.10 As soon as practical following completion of the Mandatory Offer, and, if Microsoft holds more than 90 per cent of the Navision Share Capital, Microsoft will initiate and complete the procedure for the compulsory acquisition of all remaining Navision Shares and apply for delisting of the Navision Shares from the Copenhagen Stock Exchange.

4 Information on Microsoft

4.1 Microsoft (NASDAQ: MSFT) develops, manufactures, licenses and supports a wide range of software products for a multitude of computing devices. Microsoft software includes scalable operating systems for servers, personal computers (PCs) and intelligent devices, server applications for client/server environments, knowledge worker productivity applications and software development tools. Microsoft's online efforts include the MSN(TM) network of

Internet products and services and alliances with companies involved with broadband access and various forms of digital interactivity. Microsoft also licenses consumer software programs, sells hardware devices, provides consulting services, trains and certifies system integrators and developers; and researches and develops advanced technologies for future software products. In the second quarter of fiscal year 2002, Microsoft launched Xbox, its future-generation video game system.

4.2 Microsoft's business strategy emphasizes the development of a broad line of software products for information technology professionals, knowledge workers, developers and consumers, marketed through multiple channels of distribution.

4.3 On 18 September 2001, Microsoft filed its financial results for fiscal year 2001, ended 30 June 2001, with the SEC on Form 10-K. Net income for the year was USD 7.35 billion and diluted earnings per share were USD 1.32. Revenues totalled USD 25.30 billion, an increase of 10 per cent over fiscal year 2000. Net income for the year fell to USD 7.35 billion from USD 9.42 billion and diluted earnings per share fell to USD 1.32 from USD 1.70 in fiscal year 2000. In fiscal year 2001, earnings include an unfavourable cumulative effect of an accounting change of USD 375 million (after-tax), or USD 0.06 per diluted share, and USD 3.92 billion (pre-tax) in impairments of certain investments, primarily cable and telecommunications investments. During fiscal year 2001, the weighted average number of Microsoft Shares outstanding was 5.34 billion (diluted 5.57 billion). On 31 July 2001, there were 112,001 registered holders of record of Microsoft Shares and the low and high Microsoft Share prices per share were USD 41.50 and USD 82.00, respectively, during fiscal year 2001. Microsoft has not paid cash dividends on its Microsoft Shares.

4.4 On 30 April 2002, Microsoft filed its financial results for the third quarter of fiscal year 2002, ended 31 March 2002, with the SEC on Form 10-Q. Net income for the quarter was USD 2.74 billion and diluted earnings per share were USD 0.49. Revenues totalled USD 7.25 billion, a 13 per cent increase over USD 6.40 billion for the comparable quarter of the prior year. Net income for the quarter increased 12 per cent and diluted earnings per share increased 11 per cent to USD 0.49 from USD 0.44 in the third quarter of the prior fiscal year. During the third fiscal quarter, the weighted average number of Microsoft Shares outstanding was 5.42 billion (diluted 5.56 billion).

4.5 For additional information about Microsoft, see Exhibit 4.5.1—Information for Navision Shareholders electing Stock Consideration, and Microsoft's Annual Report on Form 10-K for the fiscal year ended 30 June 2001, Microsoft's Proxy Statement for Annual Meeting of Shareholders held on 7 November 2001, Microsoft's Quarterly Report on Form 10-Q for the third quarter ended 31 March 2002 of fiscal year 2002 which are available to Navision Shareholders upon request directed to Danske Bank A/S, Corporate Actions, Holmens Kanal 2—12, DK-1092 Copenhagen K, telephone No. +45 43 39 49 69, fax No. +'45 43 39 49 54, and via EDGAR on the SEC's website (http://www.sec.gov) or on Microsoft's website (http://www.microsoft.com).

5 Information on Navision

All information in this section is based on information received from Navision and has not been independently verified by Microsoft.

5.1 Navision is one of the leading global providers of integrated business software solutions for small and medium-sized companies. Navision's end-to-end, e-commerce and collaborative business management solutions are fully integrated client/server and Internet Software applications. Through its extensive network of more than 2,300 partners, Navision has sold more than 136,000 business software solutions. The main product lines include Navision Axapta®, Navision Attain® and Navision XAL®. Navision has approximately 1,300 employees and subsidiaries in 30 countries.

5.2 Navision was created through the merger of Navision Software a/s and Damgaard A/S in December 2000. Both companies were founded in the early 1980s and have since experienced significant growth through development of a competitive product suite, and a scalable business model.

5.3 On 19 February 2002, Navision announced its half-year report 2001/2002 (1 July—31 December 2001). Net revenues rose 19 per cent to DKK 849 million over the comparable period the prior year. Revenue from Navision Financial/Attain and Navision Axapta grew 29 per cent. Operating income before goodwill amortisation (EBITA) increased by 127 per cent to DKK 196 million corresponding to an EBITA margin of 23 per cent against 12 per cent in the same period the prior year.

5.4 Today, Navision announced its earnings release for the third quarter of fiscal year 2001/2002 (ending 31 March 2002). Net revenues for the quarter were DKK 380 million, an increase of 17 per cent compared to same period last year. Year to date, revenues were DKK 1,229 million, an increase of 18 per cent compared to last year. EBITA for the quarter and year to date was DKK 45 million and DKK 241 million, respectively. EBITA margin for the year to date was 20 per cent compared to 13 per cent in the same period last year. Year to date and for the quarter, increase in license sales were 20 per cent. Navision maintains its revenue and EBITA forecast for fiscal year 2001/2002 of approximately 18 per cent growth in revenues and an EBITA margin of a minimum of 17 per cent.

6 Selected Financial Data of Microsoft and Navision

6.1 The following tables provide selected financial data of Microsoft and Navision, which were derived from the financial statements of Microsoft and Navision. The data should be read in conjunction with the financial statements and are qualified by reference to notes and other information of Microsoft and Navision. The Microsoft table provides selected data of Microsoft for the fiscal years ended 30 June 1997 through 2001 and for the months ended 31 March 2002 and 2001, which were derived from the financial statements of Microsoft. Microsoft's financial statement information is presented in accordance with accounting principles generally accepted in the United States ("US GAAP"). The Navision table also provides selected financial data of Navision as of 31 December 2001 and for the six months ended 31 December 2001 and 2000, which were derived from financial statements as released by Navision. Navision financial statement information is presented in accordance with the accounting principles generally accepted in Denmark ("Danish GAAP"). The partial year financial statements of Microsoft and Navision are unaudited. The financial information of Microsoft presented below may not be comparable of that of Navision due, in part, to the differences between US GAAP and Danish GAAP.

6.2 Selected financial data of Microsoft

Year Ended June 30	1997	1998	1999	2000	2001 (1)
(In USD millions, except share data)					
Revenue	11,936	15,262	19,747	22,956	25,296
Income before accounting change	3,454	4,490	7,785	9,421	7,721
Net income	3,454	4,490	7,785	9,421	7,346
Diluted earnings per share before accounting change	0.66	0.84	1.42	1.70	1.38
Diluted earnings per share	0.66	0.84	1.42	1.70	1.32
Cash and short-term investments	8,966	13,927	17,236	23,798	31,600
Total assets	14,387	22,357	38,625	52,150	59,257
Stockholders' equity	10,777	16,627	28,438	41,368	47,289

9 Months Ended March 31 (Unaudited)	2001	2002 (1)
(In USD millions, except share data)		
Revenue	18,719	21,112
Income before accounting change	7,656	6,304
Net income	7,281	6,304
Diluted earnings per share before accounting change	1.37	1.13
Diluted earnings per share	1.31	1.13

(1) Fiscal year 2001 includes an unfavourable cumulative effect of an accounting change of USD 375 million (after-tax), or USD 0.06 per diluted share and USD 3.92 billion (pre-tax) in impairments of certain investments, primarily cable and telecommunication investments.

6.3 Selected financial data of Navision

Year Ended June 30 (DKK million)	1997	1998	1999	2000	2001
Revenue	310	487	1,008	1,260	1,496
EBITA	34	64	190	127	229
Net Income	43	41	122	64	158
Diluted EPS	0.92	1.68	3.79	1.81	4.41
Cash and securities	62	108	523	822	857
Total assets	237	355	1,071	1,530	1,701
Stockholders' equity	87	130	695	859	1,018

6 months ended December 31	2000	2001
(DKK million)		
Revenue	714	849
EBITA	86	196
Net income	58	122
Diluted EPS	1.62	3.40
Cash and securities	787	965
Total assets	1,595	1,845
Stockholders' equity	913	1,141

7 Business Rationale and Prospects for the Combined Group

7.1 The vision underlying the acquisition of Navision by Microsoft is to create a leading international provider of end-to-end business solutions for small and mid-sized businesses through a global network of partners dedicated to lasting customer relationships.

Microsoft proposes to acquire Navision for the following reasons:

- To deliver business solutions to small and mid-market businesses that will focus on core applications in Enterprise Resource Management, Supply Chain Management, Customer Relationship Management and Analytics;

- To build on a common vision and complementary strengths that will create new value for customers and new opportunities for partners by delivering business solutions specifically tailored for local markets in conjunction with a global, world class partner and ISV community; and

- To enhance Microsoft's presence and investment in Europe with an experienced team of software developers, sales and marketing professionals and executive leadership that will represent the largest Microsoft product development center located outside of the United States.

Navision is a leading European business applications software company with a strategy to enhance its global leadership in business applications. Microsoft Business Solutions is also focused on the small and mid-sized business application market, primarily in the United States. The companies believe that their combination will allow them to penetrate more geographies than would be available to either company individually. The product lines offered by Microsoft Business Solutions and Navision are similar, giving both parties a clear understanding of the other party's key operating and commercial issues.

The combination of Navision and Microsoft would create a global small business solutions platform with the resources enabling it to compete internationally, while offering products that could be tailored to local market and business-specific conditions. Microsoft believes that Navision employees will enjoy enhanced career opportunities within Microsoft. Moreover, Navision's existing management is expected to play a substantial role in the combined operation.

8 Interest of Navision's Directors, Senior Management and Certain Employees in the Offer

All information in this section on Navision Shareholders and Navision Shares is based on information from Navision and has not been independently verified by Microsoft.

8.1 Navision's directors, executive officers and certain employees hold the following interests and have the following rights and arrangements in and with Navision:

8.1.1 Board of Directors

Microsoft does not plan to retain any of the present non-employee directors of Navision following the de-listing of Navision. The stock based incentive programmes granted to five members of the Board of Directors give such Board of Directors the right to purchase an aggregate of 90,000 Navision Shares at a price of DKK 219 per share. Of these rights to purchase Navision Shares, Waldemar Schmidt has received a right to purchase 40,000 Navision Shares, Hans Werdelin a right to purchase 20,000 Navision Shares, Erik Damgaard Nielsen a right to purchase 10,000 Navision Shares, Torben Wind a right to purchase 10,000 Navision Shares and Vagn Thorup the right to purchase 10,000 Navision Shares. In addition, four members of the Board of Directors, that entered into the Board of Directors of Navision, following the annual general meeting on 12 September 2001 have been, subject to the formal approval at the next shareholder's meeting of Navision, promised the right to purchase an aggregate of 40,000 Navision shares at a price of DKK

146.00 per share. Of these rights to purchase Navision Shares, each of René Svendsen-Tune, Chresten Eriksen, Mads Nygaard and Frank Fugl have been granted the right to purchase 10,000 Navision Shares. The options issued under this programme will accelerate and be exercisable upon the Closing of the Offer. Members of the Board of Directors and the executive management of Navision have, except as disclosed herein, not received any grants or benefits from Microsoft in relation to the Offer.

8.1.2 Senior Management

As part of their terms of employment, certain employees and managers including Jesper Balser and Preben Damgaard will, subject to Closing, receive options to purchase Microsoft Shares on terms and conditions and in amounts substantially consistent with other officers of Microsoft of similar position, and with an economical value roughly equivalent to the value of the benefits under their existing employment. In connection herewith, these managers of Navision have foregone substantial incentives that would otherwise have accrued to them.

8.1.3 Ownership of Navision Shares

As of the date hereof, the Affiliated Shareholders and certain employees owned the following numbers of Navision Shares, corresponding in the aggregate to 60.05 per cent of the entire Navision Share Capital:

	Shareholding (Navision shares)	Per cent of total outstanding share capital
Affiliated Shareholders		
Jesper Balser	4,867,609	13.51%
Torben Wind	4,289,784	11.90%
Peter Bang	4,565,953	12.67%
ERP International I A/S	2,383,705	6.61%
ERP International II A/S	2,383,705	6.61%
Erik Damgaard	617,680	1.71%
PC & C Holding III ApS	603,314	1.67%
PD International Invest ApS	441,200	1.22%
Preben Damgaard	179,280	0.50%
	20,332,230	56.42%

Notes:
Erik Damgaard and Preben Damgaard each holds 49.5% of the shares in ERP International I A/S and ERP International II A/S, which holds a total of 4,767,410 shares.
Aser Ltd. holds 1% of the shares in ERP International I A/S and ERP International II A/S. This holding has been equally distributed between Erik Damgaard and Preben Damgaard.
PD International Invest ApS is wholly owned by Preben Damgaard.
Torben Wind holds 48.11% of the shares in PC&C Holding III A/S, which owns 603,314 shares. Peter Bang holds 4,565,953 shares directly and holds 51.89% of the shares in PC&C Holding III ApS.

Other Employee and Non-employee Shareholders*		
Lars Damsgaard Andersen	292,659	0.81%
Jesper Bowmann	225,000	0.62%
Per Grønfeldt	225,197	0.62%
Barmill Ltd.	125,297	0.35%
Yashvir Nagpal	120,609	0.33%
Karsten Wind	58,200	0.16%
René Stockner	41,108	0.11%
Anjali Nagpal	35,000	0.10%
Charlotte Boisen	15,000	0.04%
Navision own shares	170,321	0.47%
Total Other Employee and Non-Employee Shareholders	1,308,391	3.63%
Total Affiliated Shareholders and Other Employee and Non-employee Shareholders	**21,640,621**	**60.05%**

* Certain numbers in this table have been amended to correct minor errors in the table in the Offer Document as released through the Copenhagen Stock Exchange on 7 May 2002.

8.2 Each Affiliated Shareholder and each Other Employee and Non-Employee Shareholder have irrevocably undertaken to tender their Navision Shares in the Offer as further described below in Sections 10 and 11 hereof.

8.3 Navision has set up a wide range of stock based incentive programmes for employees, management and directors. In the aggregate, these programmes give rights to purchase or subscribe to a total of 1,910,261 Navision Shares at a weighted average price of DKK 245. These programmes will not be affected by the Offer, by the Agreement or by the transactions contemplated hereby, except for warrants/options given the right to subscribe to/purchase a total of 177,329 Navision Shares at a weighted average price of DKK 217.45 which will be either accelerated or obliged to be exercised upon de— listing of Navision. Subsequent to Closing of the Offer, Microsoft may propose arrangements to the holders of options and warrants that could possibly result in terms that are more favourable to such holders than the terms of the Offer.

9 The Agreement

9.1 The Offer is made pursuant to the Agreement as entered into between Microsoft and Navision. This Section describes the Agreement. While we believe that the description covers the material terms of the Agreement, this summary may not contain all the information that may be important to you. The Agreement is available to the Navision Shareholders upon request directed to Danske Bank A/S, Corporate Actions, Holmens Kanal 2—12, DK— 1092 Copenhagen K, telephone No. +45 43 39 49 69, fax No. +45 43 39 49 54. We recommend you to request a copy of the Agreement if you have any wish or need to familiarise yourself with the complete Agreement and you shall not be entitled to claim any lack of knowledge of the contents thereof.

9.1.1 The Offer

Subject to the conditions of the Agreement, Microsoft undertakes to commence a public offer to acquire the entire Navision Share Capital in exchange for either Cash Consideration or Stock Consideration. The Agreement details the terms and conditions that will apply to the Offer and the conditions, under which the Offer can be withdrawn and the Agreement terminated.

9.1.2 Declaration by Navision's Board of Directors

The Board of Directors of Navision has unanimously decided to enter into the Agreement and to recommend the Offer to the Shareholders of Navision. Navision has undertaken to maintain such recommendation without withdrawing it or modifying it in any way, except if a Superior Proposal (as defined in the Agreement) is made. The Agreement and the Share Purchase Agreement will remain effective notwithstanding any change or withdrawing of the Board Recommendation.

9.1.3 Representations

In the Agreement, Navision has provided Microsoft representations that the Parties consider customary for a public company including those related to, among other things: Corporate organisation, subsidiaries, capitalisation, authority relative to the Agreement, absence of defaults and violations under Navision's Articles of Association and contracts, accuracy of financial statements and prior public releases, absence of significant changes and Material Adverse Effect, absence of undisclosed liabilities, litigation, intellectual property, accuracy of information provided, opinion of financial advisers, taxes and certain other matters. The representations provided by Navision to Microsoft are deemed to be repeated on the Closing Date, but terminate and are of no further effect following the Closing Date. The effect of this is that if there is a material breach of the representations prior to the Closing Date, Microsoft will, subject to certain conditions, be entitled to terminate the Agreement and withdraw the Offer.

9.1.4 Covenants

Until the Offer is completed or the Agreement is terminated, Navision has agreed, with limited exceptions, to conduct its and its subsidiaries' businesses in the ordinary course, consistent with past practices, and not to, without the prior written consent of Microsoft, take any extraordinary actions, as is described in the Agreement. In addition, Navision has agreed, except as set out in the Agreement (as described in Section 9.1.2), neither directly nor indirectly to take any of the following actions with any party other than Microsoft:

(i) solicit, initiate, facilitate, encourage (including by way of furnishing information) or participate in any negotiations, or discussions regarding any offer or proposal to acquire Navision;

(ii) approve, recommend or publicly propose to approve or recommend any acquisition of Navision; or

(iii) enter into any agreement related to an acquisition of Navision.

9.1.5 Termination

The Agreement shall remain in force until the earlier of (a) the Closing Date occurring and Microsoft being registered as the owner of the Navision Shares acquired pursuant to the Offer, (b) Microsoft's obligation to submit the Offer being terminated, or (c) the Agreement being terminated under its conditions. The Agreement and the other transactions contemplated by the Agreement may be terminated any time prior to Closing Date:

(i) by mutual written consent of Navision and Microsoft;

(ii) by Microsoft or Navision, if the Closing Date shall not have occurred on or before 30 November 2002;

(iii) subject to certain limitations, by Microsoft, if Navision shall have breached or failed to perform in any material respect any of its representations, covenants or other agreements contained in the Agreement and such failures are incapable of being cured by Navision or are not cured within 15 days after receipt of written notice thereof;

(iv) by Microsoft, following Microsoft's receipt of written notice advising Microsoft that the Board of Directors of Navision has received and disclosed to Navision Shareholders a Superior Proposal;

(v) by Microsoft, if at any time after the date of the Agreement any Material Adverse Effect on Navision shall have occurred;

(vi) by Navision, if Microsoft shall not have performed and complied in any material respect with all obligations required to be performed or complied with by it under the Offer and the Agreement, and such failures are incapable of being cured by Microsoft or are not cured within 15 days after receipt of written notice thereof; or

(vii) by Microsoft, if the Share Purchase Agreement is terminated by Microsoft.

9.1.6 In the event of termination of the Agreement, it shall become void and have no effect and no liability or obligation shall attach to Microsoft or Navision except if such termination results from the wilful and material breach by a party of its representations, covenants or agreements set forth in the Agreement, or if the Agreement is terminated by Microsoft solely because the condition set out in Section 12.1.7.2 shall not be fulfilled, in which case Microsoft shall pay Navision the sum of USD 5 million (but there shall be no obligation to pay if the failure of condition 12.1.7.2 is caused by the fault of Navision and/or Navision's subsidiaries).

9.1.7 The Agreement is governed by Danish law.

10 Share Purchase Agreement

10.1 As a condition to the Agreement, Microsoft required the Affiliated Shareholders who collectively own 56.4 per cent of the Navision Share Capital, to enter into the Share Purchase Agreement. Under the terms of the Share Purchase Agreement, each Affiliated Shareholder irrevocably agrees to tender and not withdraw or cause the record owner thereof to tender and not withdraw pursuant to and in accordance with the terms of the Offer all Navision Shares owned by such Affiliated Shareholders and to elect, subject to certain limited exceptions, to receive Microsoft Shares in exchange for such Affiliated Shareholders' Navision Shares. Microsoft agrees to purchase all such Owned Shares if Microsoft purchases or accepts for exchange any Navision Shares pursuant to the Offer.

10.2 Each Affiliated Shareholder agrees not to transfer Navision Shares, accept any other offer, grant proxies, purchase additional Navision Shares or take actions that would make Navision's representations contained in the Agreement or the representations and warranties contained in the Share Purchase Agreement incorrect in any material respect.

10.3 The Owned Shares shall, by each Affiliated Shareholder, have been placed in a blocked escrow account with a Danish bank pending Closing or termination of the Agreement. Such escrow is for the benefit of Microsoft and as security for the fulfilment of each Affiliated Shareholders' obligations and commitments under the Agreement.

10.4 The Share Purchase Agreement also contains certain representations, warranties, covenants and indemnities regarding Navision, the Affiliated Shareholders' ownership of their Owned Shares and their authority to enter into and perform the obligations under the Share Purchase Agreement.

10.5 The Share Purchase Agreement is governed by Danish law.

11 Other Agreements

11.1 Description of certain Employee and Non-Employee Shareholders' irrevocable undertakings

11.1.1 Certain Employee and Non-Employee Shareholders, holding in the aggregate of approximately 3.6 per cent of Navision's registered share capital and votes, have on 6 May 2002 entered into an agreement with Microsoft by which each Employee and Non-Employee Shareholder irrevocably agrees to tender all Navision Shares owned by such shareholders no later than seven days following announcement of the Offer.

12 Terms and Conditions of the Offer

12.1 The terms and conditions of the Offer, which the Navision Shareholders accept upon accepting the Offer, are as follows:

12.1.1 The Offeror

The Offeror is Microsoft, a corporation incorporated in the State of Washington, the United States of America, IRS Employer Identification No. 91-1144442. Microsoft's principal business address is:

One Microsoft Way
Redmond Washington 98052-6399
United States of America

12.1.2 Place of Settlement

The Offer shall be settled through
Danske Bank A/S
Corporate Actions
Holmens Kanal 2-12
DK-1092 Copenhagen K
Tel. +45 43 39 49 69
Fax +45 43 39 49 54
("Exchange Agent")

12.1.3 The Offer Price and the Exchange Ratio

The Offer Price is DKK 300 per each Navision Share, payable at each Navision Shareholder's election in either cash or Microsoft Shares. If the Shareholder elects Microsoft Shares, each Navision Share owned by such Navision Shareholder will be multiplied by the Exchange Ratio to determine the number of Microsoft Shares to be paid to such Navision Shareholder. The "Exchange Ratio" shall be the value calculated by dividing DKK 300 by the number, which is the average Closing Price of Microsoft Shares on the NASDAQ Stock Market during the period commencing on the seventh Business Day prior to the Closing Date and ending on the third Business Day prior to the Closing Date, converted into DKK at the Conversion Rate. As used herein, "Closing Price" shall mean the closing sales price per share of Microsoft Shares on the NASDAQ Stock Market as of 16:00 hours (4:00 p.m.) Eastern Time. The "Conversion Rate" shall be the average exchange rate DKK to USD quoted by the Danish National Bank ("Nationalbankens valutakurs as set daily at or around 2.15 pm") during the five day period from and including the seventh Business Day prior to the Closing Date and ending on the third Business Day prior to the Closing Date. Two Business Days prior to the Closing Date, Microsoft will, through the Copenhagen Stock Exchange, notify Navision and the Shareholders as to the Exchange Ratio.

For illustration purposes only. This example demonstrates how, under certain assumptions, the number of Microsoft Shares received per Navision Share, will be calculated:

- Offer Price: DKK 300

- Microsoft Average Closing Price: USD 50

- Conversion Rate: 8.1 DKK to USD

- Microsoft Average Closing Price (in DKK): DKK 405 (50 x 8.1)

- Exchange Ratio: 300 divided by 405 = 0.74

In this example, one Navision Share would be exchanged for 0.74 Microsoft Shares.

12.1.3.1 Payment of the Offer Price will take place as described below.

12.1.3.2 Brokerage fees and other costs to the Shareholder's custodian bank or the Shareholder's stockbroker shall be paid by the Shareholder.

12.1.4 The Offer Period

12.1.4.1 The Offer takes effect as of 13 May 2002 and expires on 5 July 2002 at 20:00 hours (8:00 p.m.) Copenhagen time or the expiration of any extension by Microsoft of the Offer ("Offer Period"). At the expiration of the Offer Period, the Exchange Agent shall be in possession of the acceptance of the Offer through the Shareholder's own custodian bank or stockbroker.

12.1.5 Stock Consideration

12.1.5.1 Shareholders who elect Stock Consideration will receive Microsoft Shares in consideration for their Navision Shares as set out above. The Microsoft Shares issued pursuant to the Offer will entitle the holders to receive dividends that become payable to shareholders of record after the Closing Date. The Microsoft Shares will carry the same rights as all other existing common shares of Microsoft. The Microsoft Shares are not restricted with respect to negotiability.

12.1.5.2 Shareholders accepting the Offer and electing to receive Stock Consideration should consider that the price of Microsoft Shares will be affected by factors that are distinct from those affecting the price of Navision Shares because Microsoft's business differs from that of Navision, and Microsoft's results of operation will be affected by factors that are different from those affecting Navision's results of operations. Navision Shareholders should further consider that owning and trading Microsoft Shares may be more difficult than owning and trading Navision Shares, and that there might be additional costs compared to the costs of owning and trading Navision Shares. In addition, other factors such as possible withholding tax on dividends from a non-Danish corporation may negatively affect any economic benefit of owning

Microsoft Shares compared to owning Navision Shares. Additional information regarding Microsoft and Microsoft Shares is included in Exhibit 4.5.1—Additional Information for Navision Shareholders electing Stock Consideration.

The Shares in Microsoft are not and will not be listed on the Copenhagen Stock Exchange or registered with the Danish Securities Centre (Værdipapircentralen).

12.1.5.3 If, based on the Exchange Ratio, the exchange of Navision Shares by a Shareholder does not result in such Shareholder receiving a whole number of Microsoft Shares, no fractional Microsoft Shares will be issued and such fractional interest shall not entitle the owner thereof to vote or to any rights as a security holder of Microsoft Shares. In lieu of any such fractional shares, each Shareholder otherwise entitled to a fraction of a Microsoft Share will be entitled to receive a cash payment as reasonably calculated by Microsoft representing the value of such fractional Microsoft Share such Navision Shareholder would have been entitled to, if such Shareholder had accepted the Cash Consideration for such Navision Shares entitling to a fractional Microsoft Share.

12.1.6 Until the Closing, Shareholders of Navision who accept this Offer maintain their rights as Navision Shareholders including their rights to vote at general meetings of Navision.

12.1.7 Offer Conditions

The obligation of Microsoft to Close the Offer is subject to the satisfaction on or prior to the Closing Date of the following conditions (the "Offer Conditions"), and Microsoft shall not be required to purchase any Navision Shares or be considered to have acquired any Navision Shares until all the conditions have been fulfilled or waived by Microsoft. Microsoft shall, not later than two Business Days after Microsoft has determined that all the Offer conditions have been fulfilled or waived, announce that through the Copenhagen Stock Exchange.

12.1.7.1 Minimum Condition

That number of Navision Shares, which in the aggregate represents more than 90 per cent of the Navision Share Capital, shall have been validly tendered, not withdrawn and available for purchase or exchange immediately prior to the Closing Date.

12.1.7.2 Approval by Antitrust Authorities

Approvals under competition, merger control or similar law applicable to the Offer shall have been obtained in each case without imposing conditions or obligations on Microsoft or Navision or waived, or such approval or waiver shall have been deemed to have been granted.

12.1.7.3 Approval by Governmental Entities

All consents, approvals and actions of, filings with and notices to any Governmental Entity, and any third party required of Microsoft and Navision to consummate the transactions contemplated hereby, shall have been obtained or made, all in form and substance reasonable satisfactory to Microsoft.

12.1.7.4 No Restraints

No judgment, order, law, rule or regulation, entered, enacted, enforced or issued by any Governmental Entity or other legal restraint or prohibition (collectively "Restraints") shall be in effect preventing the consummation of the Offer.

12.1.7.5 No Breach of Navision's Representations

The representations of Navision set forth in the Agreement shall be true and correct in all material respects both when made and as of the Closing Date, as if made at and as of such time (or, in the case of any representation made as of a specific date as of such date).

12.1.7.6 Performance of Navision's obligations under the Agreement

Navision shall, in all material respects, have performed and complied with all obligations required to be performed or complied with by it under the Agreement at or prior to the Closing Date.

12.1.7.7 No Material Adverse Effect

At any time after the date of the Agreement there shall not have occurred and be continuing any Material Adverse Effect on Navision.

12.1.7.8 The Offer shall not have been terminated in accordance with the Agreement.

12.1.7.9 Retention of Navision's employees

The Navision Group shall have through the Closing Date maintained and not terminated employment of at least 80 per cent of its research and development and sales employees, and at least 75 per cent of its other employees, who were employed at the date of the Agreement.

12.1.8 Microsoft is entitled to withdraw the Offer, if one or more of the Offer Conditions are not satisfied on or prior to the Closing Date, or if the Agreement is terminated in accordance with Clause 4 of the Agreement. Withdrawal of the Offer will be announced through the Copenhagen Stock Exchange.

12.1.9 Microsoft reserves the right at any time to maintain acceptances received and to complete the Offer, even if the Offer Conditions in Sections 12.1.7.1, through 12.1.7.9 above have not been fulfilled. However, if Microsoft decides to waive the Minimum Condition in Section 12.1.7.1, Microsoft will do so only after 3 July 2002.

12.1.10 Microsoft shall not later than at the end of the Offer Period announce, through the Copenhagen Stock Exchange, if one or more of the Offer Conditions shall not have been satisfied at that time, and whether such Offer Conditions are maintained or waived.

12.1.11 Microsoft reserves the right to extend the Offer Period one or more times. Notification of an extension will be announced through the Copenhagen Stock Exchange and in a Danish newspaper and sent to all registered Navision Shareholders prior to or immediately following the expiration of the Offer Period. The announcement will specify the amended Offer Period. Shareholders who have accepted the Offer will continue to be bound by their acceptance if the Offer Period is extended or the Offer Price is increased. If the Offer Price is increased, the Shareholders who have accepted the Offer will automatically be entitled to such increased Offer Price, if the Offer is completed.

12.1.11.1 If the Agreement is terminated before the Offer has been completed, then any existing acceptances shall be deemed void. Notification of termination of the Agreement will be announced through the Copenhagen Stock Exchange.

12.1.11.2 If a competing offer, according to Section 9 of the Takeover Order, is submitted for all Navision Shares, and such competing offer is a Superior Proposal as defined in the Agreement, Shareholders are entitled to withdraw their acceptances unless Microsoft increases the Offer Price to at least matching such Competing Proposal within five business days of the announcement of the Superior Proposal. To be valid, however, such notification of withdrawal must be submitted to the Exchange Agent between the fifth Business Day and the tenth Business Day (both included) after the date such competing Superior Proposal was disclosed to the Shareholders of Navision.

12.1.11.3 With the exceptions mentioned above under 12.1.11.1 and 12.1.11.2, acceptances of the Offer are binding and irrevocable for the Shareholders until Microsoft announces through the Copenhagen Stock Exchange that the Offer will not be completed.

12.1.12 Navision Shares offered in acceptance of the Offer shall on the Closing Date be free from any security or third party rights.

12.1.13 Acceptance Procedures

12.1.13.1 Shareholders wishing to sell or exchange their Navision Shares subject to the terms and conditions of this Offer Document must contact their own custodian bank or stock brokerage company in this respect with a request for the acceptance of the Offer to be sent to Danske Bank A/S, Corporate Actions, Holmens Kanal 2-12, DK-1092 Copenhagen K, Fax no. +45 43 39 49 54 using the Acceptance Form attached to this Offer Document. Additional copies of the Offer Document with Acceptance Forms will be available upon request directed to Danske Bank A/S, Corporate Actions, Tel. +45 43 39 49 69.

12.1.13.2 Shareholders must complete and sign the Acceptance Form and submit it to their own account holding institution or stock brokerage company duly filled in and signed well in advance to allow the account holding institution or stock brokerage company sufficient time to process and send the Acceptance Form to Danske Bank A/S, Corporate Actions, before the expiration of the Offer Period.

12.1.14 Closing and Settlement

It is expected that, subject to the terms and conditions of the Offer, at three Business Days following the date that Microsoft has announced that all Offer Conditions have been fulfilled or waived on such date, Microsoft shall accept for purchase/exchange all Navision Shares validly tendered and not withdrawn through the Exchange Agent (the earliest date that Microsoft shall accept Navision Shares for purchase/exchange being herein referred to as the "Closing Date").

12.1.14.1 Settlement of tendered Navision Shares will be made by each Shareholder's own depository bank or stockbroker. Settlement will take place concurrently with the delivery of the Navision Shares from the custody banks to Danske Bank and is expected to take place no later than three Business Days after the Closing Date.

12.1.15 Overseas Shareholders

12.1.15.1 General

The making of the Offer to Shareholders in countries outside Denmark may be affected by the laws of such other jurisdictions.

The Offer will not be deemed to be made in any jurisdiction in which, or to any Shareholder to whom, it is unlawful to make an offer under the laws of such relevant jurisdiction. Foreign Shareholders wishing to accept the Offer must satisfy themselves as to the due observance of the laws in the jurisdiction relevant to them, including the receipt of any necessary government consents or the payment of any taxes due.

The provisions of this Section 12.1.15 and any other terms of the Offer relating to overseas shareholders may be waived, varied or modified by Microsoft in its absolute discretion.

The provisions of this Section 12.1.15 supersede any terms of the Offer, which are inconsistent with this Section 12.1.15.

12.1.15.2 Canada, Australia and Japan

The Offer is not being made, directly or indirectly, in or into Canada, Australia or Japan and the Offer cannot be accepted from within Canada, Australia or Japan.

12.1.15.3 Accordingly, copies of this Offer Document, the Acceptance Form attached to this Offer Document, the Advertisement and any related documents are not being and must not be mailed or otherwise distributed or sent in or into Canada, Australia or Japan, including to Shareholders with registered addresses in Canada, Australia or Japan or to persons whom Microsoft knows to be custodians, nominees or trustees holding Navision Shares only for persons in Canada, Australia or Japan. Persons receiving such documents (including, without limitation, custodians, nominees and trustees) should not distribute or send them to Canada, Australia or Japan. Envelopes containing Acceptance Forms should not be postmarked in Canada, Australia or Japan or otherwise despatched from Canada, Australia or Japan and all Shareholders accepting the Offer must provide addresses outside Canada, Australia or Japan for the remittance or receipt of documents in connection with this Offer.

12.1.15.4 The Acceptance Form attached to this Offer Document will contain a representation and warranty from each Shareholder that such Shareholder has not received or sent copies or originals of the Offer Document, the Acceptance Form attached to this Offer Document or any related documents in, into or from Canada, Australia or Japan.

12.1.15.5 A Shareholder will be deemed not to have accepted the Offer if such person is unable to make the representation and warranty set out above. Microsoft reserves the right, in its absolute discretion, to investigate, in relation to any such acceptance, whether that representation and warranty is correct and, if such investigation is undertaken and as a result Microsoft determines that such representation or warranty is not correct, the acceptance by such Shareholder shall not be valid.

12.1.15.6 If, in connection with making this Offer, notwithstanding the restrictions described above, any person (including, without limitation, custodians, nominees and trustees), whether pursuant to a contractual or legal obligation or otherwise, forwards this Offer Document, the Acceptance Form or any related documents in, into or from Canada, Australia or Japan, such persons should: (i) inform the recipient of such fact; (ii) explain to the recipient that such action may invalidate any purported acceptance by the recipient; and (iii) draw the attention of the recipient to this section 12.

12.1.16 Other Terms and Conditions

12.1.16.1 The sale or exchange of the Navision Shares will be governed by Danish law.

12.1.16.2 Microsoft reserves the right to purchase Navision Shares in the market or in privately negotiated transactions during and after the Offer Period.

12.1.16.3 The Offer Document has been prepared in Danish and English. In the event of any discrepancies the Danish version shall be the governing text.

12.1.17 Financing of the Offer

As of 31 March 2002, Microsoft's cash and cash equivalents balance was USD 5.12 billion and short term investments balance was USD 33.58 billion. The Offer will be financed out of Microsoft's own funds or by Microsoft Shares owned or issued by Microsoft.

12.1.18 As at the day hereof, Microsoft does not own any Navision Shares and has not owned any Navision Shares in the six months prior to the publication of the Offer.

13 Taxation

13.1 Microsoft urges each Shareholder to examine the particular tax consequences of an acceptance of the Offer. Each Shareholder is thus responsible for taxes payable pursuant to such Shareholder's acceptance of the Offer. The following is a summary prepared by Plesner Svane Grønborg of certain Danish income tax consequences for domestic and foreign Shareholders who dispose of Navision Shares pursuant to the Offer. This summary is based on present applicable laws, regulations, court proceedings and administrative practice, all of which are subject to change. This summary may not apply to certain classes of Shareholders.

13.1.1 Taxation of Shareholders subject to Full Tax Liability in Denmark

13.1.1.1 As a general rule this share exchange, under which the Shareholders transfer their shares in accordance with the Offer, constitutes a disposal of shares in Navision for tax purposes notwithstanding whether the Shareholder elects Cash Consideration or Stock Consideration. Gains and losses are calculated on the basis of the received Offer Price and will be treated in accordance with the rules in the Danish Act on Capital Gains on Shares. Under Section 13 of the Danish Act on Capital Gains on Shares it is possible to apply for an approval to the effect that disposal of shares in Navision against payment of shares in Microsoft can take place without triggering any taxation.

13.1.1.2 Under current law, Microsoft is of the opinion that such application will not be approved, as the Offer involves a payment of cash consideration exceeding the limits of 10 per cent available for obtaining such approval.

13.1.1.3 In May 2002 the Danish Parliament is expected to pass a new bill according to which an exchange of shares can be carried out tax-free even though the cash part of the consideration exceeds 10 per cent. The new act is expected to be effective as of 1 July 2002.

13.1.1.4 Provided that (i) the proposed bill will pass the parliament according to the current content and (ii) the share exchange will be completed according to the Offer and (iii) some or all of the terms and conditions of the Offer will be fulfilled later than 30 June 2002 so that the share exchange will not be completed with binding effect before 1 July 2002, it is generally believed that the tax authorities will probably be of the opinion that the Navision Shareholders who accept this Offer—before, on or after 1 July—will be covered by the expected new act with the effect that the tax authorities will approve the share exchange to be tax free according to Section 13 of the Danish Act on Capital Gains on Shares.

13.1.1.5 Application to obtain such approval will be submitted in connection with the Offer, but an approval is not a condition of the Offer. If the approval is obtained, the exchange of shares in Navision for shares in Microsoft can take place without triggering capital gains taxation. For tax purposes Microsoft Shares will be treated as if the Shareholders had kept the Navision Shares with respect to both the time of purchase and the purchase price. By subsequent disposal of Microsoft Shares any gains will be calculated and taxed on the basis of the time of purchase and the purchase price for the Navision Shares in accordance with the rules in the Danish Act on Capital Gains on Shares. If the approval is not obtained the tax consequences is as described in Section 13.1.1.1.

13.1.1.6 A tax-exempt share exchange shall not be entered on the income tax return. To the extent that the Shareholders receive Cash Consideration in connection with the sale of shares, such consideration shall be entered on the income tax return under the assumption that the consideration is subject to taxation according to the rules in the Danish Act on Capital Gains on Shares.

13.1.1.7 Upon Closing of the Offer, the ownership of the Microsoft Shares will according to present rules, require that dividend and taxable share gains relating to the Microsoft Shares for natural persons be entered into the income tax return on a special form. Before the share exchange, such income should be entered on the usual income tax return. If the Microsoft Shares are deposited with a Danish Bank, the bank will inform the tax authorities of any dividend received, and the "extended tax return" (udvidet selvangivelse) form is to be used on dividends and capital gains on shares held for more than 3 years. In other cases, the "income tax return for foreign income"(selvangivelse for udenlandsk indkomst) form is to be used.

13.1.1.8 As of the date of this Offer, Microsoft does not distribute dividends. In the event Microsoft were to ever distribute dividends, such dividends received by non-US shareholders would generally be subject to a US withholding tax. The statutory rate is 30 per cent according to US tax legislation. However, the net rate is 15 per cent of the gross amount according to the Danish-US tax treaty (the "Treaty") provided that the shareholder is a qualified resident of Denmark for tax purposes. If the withholding tax exceeds 15 per cent, any Shareholder who is a qualified resident is, according to the Treaty entitled to a refund, resulting in a final withholding tax of 15 per cent. By calculating the Danish tax, the shareholders obtain a credit for the 15 per cent US withholding tax. This tax must be deducted from the Danish tax computed on dividend. Generally, gains realised by a qualified resident of Denmark on a sale of Microsoft shares will not be subject to US Federal income tax so long as such gains are not effectively connected with a US trade or business.

13.1.2 Taxation of investors not subject to Full Tax Liability in Denmark

For shareholders who are not subject to full tax liability in Denmark, disposal of shares in Danish companies is not subject to Danish taxation unless the shares are held through a permanent establishment in Denmark. The shareholder may, however, be subject to taxation for disposal of the shares in accordance with the rules of another country.

Specifically, US Navision Shareholders should be subject to US federal income tax on gains realised on the exchange of Navision shares for Microsoft shares. Generally, the gains realised by such shareholders will be treated as US source gain for US foreign tax credit purposes.

14 Advisers

14.1 Financial Advisers:

14.1.1 Goldman Sachs International is the sole financial adviser to Microsoft.

14.1.2 Nordea Securities and Schroder Salomon Smith Barney are joint financial advisers to Navision.

14.2 Legal Advisers:

14.2.1 Plesner Svane Grønborg is legal adviser to Goldman Sachs International.

14.2.2 Gorrissen Federspiel Kierkegaard, Preston Gates & Ellis and Linklaters are legal advisers to Microsoft.

14.2.3 Kromann Reumert is legal adviser to Navision.

14.3 Exchange Agent and Securities Adviser:

14.3.1 Danske Securities AB, Copenhagen Branch, is Exchange Agent and Danish securities adviser to Microsoft.

15 Documents and Queries

15.1 This Offer Document and any accompanying documents are distributed at the request of, and for the account of Microsoft, by mail to Shareholders who are registered in the share register of Navision except certain foreign Shareholders in the jurisdictions where it is illegal to do so. Additional copies of the Offer Document, the Acceptance Form and the Exhibits hereto may be ordered from and viewed at the offices of the Exchange Agent.

15.2 For any queries in connection with the Offer, please contact

Danske Bank A/S
Corporate Actions
Holmens Kanal 2-12 DK-
1092 Copenhagen K
Telephone: +45 43394969
Fax: +45 43394954

Fredrik Strömholm
Managing Director
Goldman Sachs International
Telephone: +44 (0) 207 774 1000

David Fishman
Vice President
Goldman, Sachs & Co.
Telephone: 001 650 234 3300

16 Governing Law and Jurisdiction

16.1 The Offer and any acceptance hereof are governed by Danish law.

16.2 Any dispute concerning the Offer or acceptances thereof must be brought before the Maritime and Commercial Court of Copenhagen.

Microsoft Corporation as of 7 May 2002 signed by

Richard P. Emerson
Sr. Vice President
Corporate Development and Strategy

John Connors
Sr. Vice President
Finance & Admin

Jeffrey S. Raikes
Group Vice President
Productivity and Business Services

Exhibit A to Share Purchase and Exchange Offer of 7 May 2002 from Microsoft to Navision Shareholders (the "Offer Document").

Definitions

The following terms shall when used in the Offer Document have the meanings set forth below:

"Acceptance Form"	shall mean Attachment A to the Offer Document
"Affiliated Shareholders"	shall mean Peter Bang, Jesper Balser, Torben Wind, Erik Damgaard and Preben Damgaard, ERP International I A/S (CVR no. 25538315, ERP International II A/S (CVR no. 25596412) PC&C Holding III ApS (CVR no. 13643407), and PD International Invest ApS (CVR no. 214221234).
"Agreement"	shall mean the Company Agreement dated 7 May 2002 between Microsoft and Navision;
"All Trades"	shall mean the price quoted as "all trades" for securities listed on the Copenhagen Stock Exchange;
"Board Declaration"	shall have the meaning given to it in Section 2.4 of this Offer Document;
"Business Day"	shall mean any day except a Saturday, Sunday or other day which is either a public holiday in Denmark or a day on which the SEC is closed;
"Cash Consideration"	shall have the meaning given to it in Section 2.1 (i) of this Offer Document;
"Closing" and to "Close"	shall mean Microsoft's purchase on the Closing Date of Navision Shares in exchange for Cash Consideration or Stock Consideration;
"Closing Date"	shall have the meaning given to it in Section 12.1.14 of this Offer Document;

"Closing Price"	shall have the meaning given to it in Section 12.1.3 of this Offer Document;
"Conversion Rate"	shall have the meaning given to it in Section 12.1.3 of this Offer Document;
"Copenhagen Stock Exchange"	shall mean Copenhagen Stock Exchange A/S;
"Danish Companies Act"	shall mean the Danish Public Companies Act (Consolidation Act), No. 9 of 9 January 2002;
"Danish Takeover Order"	shall mean Danish Securities Council Executive Order No. 827 of 10 November 1999 under the Danish Securities Trading Act;
"Declaration"	shall have the meaning given to it in Section 2.4 of this Offer Document
"Employee and Non-Employee Shareholders"	shall mean the individuals listed in Section 8.1 of this Offer Document under the heading Employee and Non-Employee Shareholders;
"Exchange Agent"	shall have the meaning given to it in Section 12.1.2 of this Offer Document;
"Exchange Ratio"	shall have the meaning given to it in Section 12.1.3 of this Offer Document;
"Exhibit"	shall mean the exhibits to this Offer Document;
"Governmental Entity"	shall mean all relevant jurisdictions and the government and any ministry, department, political subdivision, instrumentality, court, judicial or administrative body, agency, corporation or commission under the direct or indirect control of such country or any sub-division or jurisdiction therein and the Copenhagen Stock Exchange;
"Mandatory Offer"	shall have the meaning given to it in Section 3.9 of this Offer Document;

"Material Adverse Effect"	shall mean any change, effect, condition, event or circumstance that is materially adverse to the business, financial conditions or results of operations or prospects of Navision and its subsidiaries, taken as a whole with the exception of adverse effects on Navision's partner channel or license revenues substantially attributable to the initial public announcement of this transaction following the execution of the Agreement;
"Microsoft"	shall have the meaning given to it in Section 2.1 of this Offer Document;
"Microsoft Shares"	shall mean the shares of common stock, par value USD 0.0000125 per share of Microsoft;
"Navision"	shall mean Navision A/S, a company limited by shares and organised under the laws of Denmark;
"Navision Share Capital"	shall mean (i) all issued and outstanding Navision Shares (ii) any Navision Shares to be issued by reason of the exercise on or before the Closing Date of any option or warrant to subscribe to Navision Shares, and exclude (iii) all Navision Shares owned by Navision not tendered in the Offer;
"Navision Shares"	shall mean the shares of common stock, nominal value DKK 1 per share, of Navision (Danish Securities ID code DK 0010251636);
"Offer"	shall have the meaning given to it in Section 3.1 of this Offer Document and shall extend to include any subsequent public offer by Microsoft for Navision Shares;
"Offer Conditions"	shall have the meaning given to it in Section 12.1.7 of this Offer Document;
"Offer Document"	shall mean this Offer Document as amended or extended from time to time;

"Offer Period"	shall have the meaning given to it in Section 12.1.4 of this Offer Document;
"Offer Price"	shall have the meaning given to it in Section 3.2 of this Offer Document;
"Owned Shares"	means Navision Shares owned by an Affiliated Shareholder;
"Parties"	means Microsoft and Navision jointly;
"Person"	shall mean any individual, corporation, or other entity or legal person;
"Restraints"	shall have the meaning given to it in Section 12.1.7.4 of this Offer Document;
"SEC"	shall mean the United States Securities Exchange Commission;
"Section"	shall mean the sections of this Offer Document;
"Shareholder" or "Navision Shareholder"	shall mean any holder of Navision Shares;
"Share Purchase Agreement"	shall have the meaning given to it in Section 2.2 of this Offer Document;
"Stock Consideration"	shall have the meaning given to it in Section 2.1 (ii) of this Offer Document;
"Superior Proposal"	shall have the meaning given to it in Clause 5.3 of the Agreement;
"we"	shall mean Microsoft.

EXHIBIT 4.5.1

Additional Information for Navision Shareholders electing Stock Consideration

The following information regarding the Microsoft Shares is provided in order to give a more detailed description about Microsoft and the Microsoft Shares for those Navision Shareholders electing Stock Consideration.

1 Microsoft Shareholders' rights

1.1 Microsoft's articles of incorporation and bylaws and the laws of the State of Washington, including the Washington Business Corporation Act, govern the Microsoft Shares. Microsoft is authorised to issue up to 12.1 billion shares, consisting of 12 billion shares of common stock par value USD 0.0000125 per share and 100 million shares of preferred stock, par value USD 0.01 per share. As of 31 March 2002, there were 5,415,462,752 Microsoft Shares outstanding and no shares of Microsoft preferred stock outstanding. On 31 March 2002, there were 116,451 registered holders of record of the Microsoft Shares. At 31 March 2002, employee stock options for 836 million Microsoft Shares were outstanding and 543 million Microsoft Shares were available for future grants under Microsoft's stock option plans. The Microsoft Shares do not entitle any shareholder to any pre-emptive rights. The Microsoft Shares are not convertible into any other security. Upon liquidation, the holders of Microsoft Shares are entitled to share the entire net assets of Microsoft on a pro-rata basis, after payment in full to all creditors of Microsoft. All outstanding Microsoft Shares are fully paid and non-assessable.

The holders of Microsoft Shares are entitled to dividends when and as declared by Microsoft's Board of Directors, out of funds legally available therefore. Microsoft has not paid cash dividends on its shares.

1.2 Each holder of Microsoft Shares is entitled to one vote for each Microsoft Share held of record on all matters submitted to a vote of shareholders, including the election of directors.

Meetings of shareholders shall be held at such place within or outside the State of Washington as determined by Microsoft's Board of Directors or an authorised committee.

The annual meeting of shareholders for the purpose of electing directors and any other business shall be held at the hour and on the date designated by Microsoft's Board of Directors or an authorised committee. The date must be, however, within 150 days of the end of the fiscal year. Since Microsoft's fiscal year ends 30 June, the annual meeting must be held by 27 November of each year.

Special meetings of the shareholders for any purpose or purposes may be called at any time by Microsoft's Board of Directors or an authorised committee.

Written notice of each shareholders' meeting stating the date, time and place and, in the case of a special meeting, the purpose(s) for which such meeting is called, shall be given by Microsoft not less than 10 (unless a greater period of notice is required by law in a particular case) nor more than 60 days prior to the date of the meeting, to each shareholder of record, to the shareholder's address as it appears on the current record of shareholders of Microsoft.

At any meeting of shareholders, a majority in interest of all the Microsoft Shares entitled to vote on a matter, represented by shareholders of record in person or by proxy, shall constitute a quorum of that voting group or action on that matter. Once a share is represented at a meeting, other than to object to holding the meeting or transacting business, it is deemed to be present for quorum purposes for the remainder of the meeting and for any adjournment of that meeting unless a new record date is or must be set for the adjourned meeting. At such reconvened meeting, any business may be transacted that might have been transacted at the meeting as originally notified.

The officer designated by Microsoft's Board of Directors as Chief Executive Officer (or in his absence, any other officer designated by the Board of Directors) may call any meeting of shareholders to order and shall be the presiding officer thereof.

Under the Washington Business Corporation Act, unless the articles of incorporation provide otherwise, each outstanding share, regardless of class, is entitled to one vote on each matter voted on at a shareholders' meeting. Microsoft's articles of incorporation provide that, except as otherwise provided therein, the common stock shall have unlimited voting rights with each share being entitled to one vote. The articles also provide that Microsoft's Board of Directors is authorised from time to time, without shareholder action, to provide for the issuance of preferred shares in one or more series not exceeding in the aggregate the number of preferred shares authorised by articles of incorporation and to determine with respect to each such series the voting powers, if any (which voting powers, if granted, may be full or limited). The articles of incorporation provide that the voting rights relating to the preferred stock may be one or more votes per share or a fraction of a vote per share, which may vary over time, and which may be applicable generally or only upon the happening and continuance of stated events or conditions.

The articles of incorporation set out the procedure by which a shareholder may appoint a proxy, either by an appointment form or by electronic transmission, to vote on the shareholder's behalf. The appointment form may limit the proxy's power to vote.

Under the Washington Business Corporation Act, shareholders have the right to vote for directors and on certain significant transactions, such as mergers, sales of substantially all of the company's assets, and the dissolution of the company. They are also entitled to vote on certain proposed amendments to Microsoft's articles of incorporation. Microsoft's shareholders do not have the right to cumulate their votes in the election of directors.

1.3 The business affairs and property of Microsoft are managed by a Board of Directors of not less than three or more than eleven directors. The number of directors may be increased or decreased at any time by Microsoft's Board of Directors or by the shareholders at the annual meeting. The directors are elected by the shareholders at each annual shareholders' meeting to hold office until the next annual meeting of the shareholders and until their respective successors are elected and qualified.

A majority of the members of Microsoft's Board of Directors shall constitute a quorum for the transaction of business.

Microsoft's Board of Directors may designate among its members one or more committees, each of which shall have two or more members and be governed by the same rules regarding meetings and voting as applied to the Board of Directors. Microsoft's Board of Directors currently has an Audit Committee, a Finance Committee, and a Compensation Committee.

Vacancies on the committees are filled by resolution of Microsoft's Board of Directors.

Any action required or permitted to be taken at a meeting of Microsoft's Board of Directors or a committee of the Board may be accomplished without a meeting if the action is taken by all the members of the Board or of the committee, as the case may be. The action must be evidenced by one or more written consents describing the action to be taken, signed by all directors or all members of the committee, as the case may be, and delivered to Microsoft for inclusion in the minutes. Directors' consents may be signed either before or after the action taken.

The officers of Microsoft may consist of a Chairman, a President, one or more Vice Presidents (who may be designated as Corporate Vice Presidents, Senior Vice Presidents, or Executive Vice Presidents), a Secretary and a Treasurer. Microsoft may have such additional or assistant officers as Microsoft's Board of Directors, Chief Executive Officer, or Chief Operating Officer may deem necessary for its business. Microsoft's Board of Directors also has the authority, but is not required, to designate officers as the Chief Executive Officer, the Chief Operating Officer, the Chief Financial Officer, or similar such titles.

The officers of Microsoft are appointed annually by its Board of Directors at the first meeting of the Board of Directors held after each annual meeting of the shareholders. If officers are not appointed at such meeting, such appointment must occur as soon as possible thereafter or may be left vacant. Each officer holds office until a successor shall have been appointed and qualified or until said officer's earlier death, resignation, or removal.

If a director/officer has not been designated as Chairman, or if the designated Chairman is not present, Microsoft's Board of Directors elects a Chairman from among its members to serve as Chairman of the Board of Directors to preside at meetings of the Board.

The Chief Executive Officer has general charge and supervision of the business of Microsoft and sees that all orders, actions, and resolutions of its Board of Directors are carried out, and has such other authority and performs such other duties as authorized by Microsoft's Board of Directors.

Each officer other than the Chief Executive Officer has the authority and performs the duties set forth in the bylaws or, to the extent consistent with the bylaws, such other duties as authorized by Microsoft's Board of Directors, the Chief Executive Officer, or by an officer authorised by the Board to prescribe the duties of such officer.

Through its articles of incorporation, Microsoft limits its directors' personal liability to Microsoft and its shareholders and creates a contractual obligation to indemnify directors and officers ("Indemnities") to the full extent not prohibited by law, specifically excluding from indemnification only the three situations in which indemnification is not permitted under the Washington Business Corporation Act, namely: (a) acts or omissions of a director or officer finally adjudged to be intentional misconduct or a knowing violation of the law; (b) conduct of a director or officer finally adjudged to be an unlawful distribution; or (c) any transaction with respect to which it was finally adjudged that such director or officer personally received a benefit in money, property or services to which the director or officer was not legally entitled.

Microsoft's articles of incorporation establish a detailed procedure for claiming indemnification and/or advancement of expenses that apply in the absence of (or at the Indemnitee's option, in lieu of) specific procedures otherwise applicable to an Indemnitee pursuant to a contract, trust agreement, or general or specific action of its Board of Directors. Under the articles, any determination by Microsoft that the Indemnitee is not entitled to indemnification, and any failure to make the payments requested, is subject to judicial review.

2 How to trade Microsoft Shares

2.1 The Microsoft Shares have been traded on the The NASDAQ Stock Market under the symbol "MSFT", since 13 March 1986, the date of Microsoft's initial public offering.

A Danish shareholder holding Microsoft Shares must arrange his/her own depository bank for the custody of shares or establish his/her own custody account with a foreign bank permitted to hold such shares in deposit.

Depending on the circumstances of the individual shareholder, the holding of Microsoft Shares may cause additional costs compared to having Navision Shares deposited with a Danish bank and the trading by such shareholders in Microsoft Shares may be more costly than trading in Danish securities.

2.1.1 The high and low common stock prices per share for Microsoft Shares for the past three years are as follows:

	Quarter Ended				
	30 Sept.	31 Dec.	31 Mar.	30 June	Year
2000					
Common stock price per share:					
High	USD100.75	USD119.94	USD118.63	USD96.50	USD119.94
Low	81.63	84.38	88.13	60.38	60.38
2001					
Common stock price per share:					
High	USD82.00	USD70.88	USD64.69	USD73.68	USD82.00
Low	60.31	41.50	43.38	51.94	41.50
2002					
Common stock price per share:					
High	USD72.57	USD69.49	USD69.86		
Low	49.71	51.79	57.99		

Average weekly trading volume during the 12 months ended 3 May 2002 was 158,056,111 shares.

As of 31 March 2002, William H. Gates, Microsoft's Chairman of the Board and Chief Software Architect, directly owned 643,649,300, or 11.9% of the total Microsoft Shares. No other person owns more than 5% of the Microsoft Shares.

3 Taxation on Microsoft Shares

3.1 Description of US taxation, hereunder withholding tax

Generally, dividends are subject to a US withholding tax. The statutory rate is 30 per cent according to US tax legislation. However, the net rate is 15 per cent of the gross amount according to the Danish-US tax treaty (the "Treaty") provided that the Shareholder is a qualified resident of Denmark. If the withholding tax exceeds 15 per cent, any Shareholder who is a qualified resident is, according to the treaty entitled to a refund, resulting in a final withholding tax of 15 per cent. By calculating the Danish tax, the shareholders obtain a credit for the 15 per cent US withholding tax. This tax must be deducted from the Danish tax computed on dividend. Generally, gains realised by such a qualified resident of Denmark on a sale of Microsoft shares will not be subject to US federal income tax as long as such gains are not effectively connected with a US trade or business.

3.2 Description on Danish taxation

The ownership of Microsoft Shares requires that dividend and taxable share gains relating to the Microsoft Shares for natural persons be entered into the income tax return on a special form. Before the share exchange, such income should be entered on the usual income tax return. If the Microsoft Shares are deposited with a Danish Bank, the bank will inform the tax authorities on the dividend received, and the "extended tax return" (udvidet selvangivelse) form is to be used on dividends and capital gains on shares held for more than three years. In other cases, the "income tax return for foreign income"(selvangivelse for udenlandsk indkomst") form should be used.

4 Business Outlook

Microsoft expects continued softness in consumer PC purchases and enterprise information technology spending levels, increased investments by the Company in product research and development and sales and marketing, and general economic uncertainty, among other factors, to contribute to future revenue and operating income growth at rates in fiscal year 2003 that will be lower than prior years. Additional information is available at Microsoft's Investor Relations website (http://www.microsoft.com/msft/).

5 Risk factors

5.1 In addition to the other information contained or incorporated by reference into this Offer Document and its Exhibits, you should carefully consider the following risk factors, if you decide to elect to receive Microsoft Shares in consideration for your Navision Shares.

5.2 Rapid Technological Change and Competition

Rapid change, uncertainty due to new and emerging technologies, and fierce competition characterise the software industry, which means that Microsoft's market position is always at risk. Microsoft's ability to maintain its current market share may depend upon its ability to satisfy customer requirements, enhance existing products, develop and introduce new products and achieve market acceptance of such products. This process grows more challenging as the pace of change continues to accelerate. Open source software, new computing devices, new microprocessor architectures, the Internet, and Web-based computing models are among the competitive challenges Microsoft must meet. If Microsoft does not successfully identify new product opportunities and develop and bring new products to market in a timely and cost-efficient manner, its business growth will suffer and demand for its products will decrease.

As Microsoft pursues its largest strategic initiative, Microsoft .NET, Microsoft could experience more intense competition during the transition from the traditional core businesses to its new products based on the .NET platform. Microsoft continues to face movements from PC-based applications to server— based applications or Web-based application hosting services, from proprietary software to open source software, and from PCs to Internet-based devices. A number of Microsoft's most significant competitors, including IBM, Sun Microsystems, Oracle, and AOL Time Warner, are collaborating with one another on various initiatives directed at competing with Microsoft. These initiatives relate in part to efforts to move software from individual PCs to centrally managed servers, which would present significant challenges to Microsoft's historical business model. Other competitive collaborative efforts also include the development of new platform technologies that are intended to replicate much of the value of Microsoft Windows operating systems. New computing form factors, including non-PC information devices, are gaining popularity and competing with PCs running Microsoft's software products.

Microsoft faces formidable competition in these new areas and in all areas of its current business activity, including competition from many companies much larger than Microsoft. The rapid pace of technological change, particularly in the area of Internet platforms and services, continually creates new opportunities for existing competitors and start-ups and can quickly render existing technologies less valuable. Microsoft also faces relentless competition from software pirates who unlawfully copy and distribute Microsoft's copyrighted software products, depriving Microsoft of large amounts of revenue on an annual basis.

5.3 Future Initiatives

Microsoft plans to continue to make significant investments in software research and development including Microsoft.NET, Xbox, wireless technologies, digital devices, television, and small business. It is anticipated that these investments in research and development will increase over historical spending levels. Significant revenue from these product opportunities may not be achieved for a number of years, if at all. Microsoft also will continue to invest in sales, marketing and product support infrastructure.

5.4 PC Growth Rates

The nature of the personal computer (PC) marketplace is changing in ways that may reduce Microsoft's software sales and revenue growth. Overall market demand for PCs can significantly impact Microsoft's revenue growth. Recently, manufacturers have sought to reach more consumers by developing and producing lower cost PCs—PCs that come without pre-installed software or contain software with reduced functionality. In addition to the influx of low-cost PCs, a market for handheld computing and communication devices has developed. While these devices are not as powerful or versatile as PCs, they threaten to erode sales growth in the market for PCs with pre-installed software. This may affect Microsoft's revenue growth because manufacturers may choose not to install Microsoft software in these low-cost PCs or consumers may purchase alternative intelligent devices that do not use Microsoft software. These lower-priced devices require Microsoft to provide lower-priced software with a subset of the original functionality. As a result, Microsoft may generate less revenue from the sale of software produced for these devices than from the sale of software for PCs.

5.5 Product Development

The software industry is inherently complex. New products and product enhancements can require long development and testing periods. Significant delays in new product releases or significant problems in creating new products could damage Microsoft's business.

5.6 Prices

The competitive factors described above may require Microsoft to lower product prices to meet competition, reducing its revenue and net income.

5.7 Earnings Process

An increasingly higher percentage of Microsoft's revenue is subject to rateable recognition, which impacts the timing of revenue and earnings recognition. Rateable revenue recognition may be required for additional products, depending on specific license terms and conditions. Also, maintenance and new subscription programs are increasing in popularity.

The success of Microsoft's new volume licensing programs will continue to affect the mix of multi-year licensing agreements and the resulting impact on the timing of revenue recognition.

5.8 Employee Compensation

Microsoft employees currently receive salaries, incentive bonuses, other benefits, and stock options. New government regulations, poor stock price performance, or other factors could diminish the value of the option program to current and prospective employees and require Microsoft to pay higher salaries and other cash compensation.

5.9 International Operations

Microsoft develops and sells products throughout the world. The prices of Microsoft's products in countries outside the United States are generally higher than its prices in the United States because of the cost incurred in localising software for non-US markets. The costs of producing and selling Microsoft's products in these countries are also higher. Pressure to globalise Microsoft's pricing structure might require that Microsoft reduce the sales price of its software in other countries, even though the costs of the software continue to be higher than in the United States. Unfavourable changes in software "piracy" trade protection laws, policies and measures, and other regulatory requirements affecting trade and investment; unexpected changes in regulatory requirements for software; social, political, labour, or economic conditions in a specific country or region; difficulties in staffing and managing foreign operations; and potential adverse foreign tax consequences; among other factors, could also have an impact on Microsoft's business and results of operations outside the United States.

5.10 Intellectual Property Rights

Microsoft diligently defends its intellectual property rights, but unlicensed copying of software represents a loss of revenue to it. While this adversely affects US revenue, revenue loss is even more significant outside the United States, particularly in countries where laws are less protective of intellectual property rights. Throughout the world, Microsoft actively educates consumers on the benefits of licensing genuine products and educates lawmakers on the advantages of a business climate where intellectual property rights are protected. However, continued efforts may not affect revenue positively.

5.11 Litigation

Litigation regarding intellectual property rights, patents, and copyrights occurs in the software industry. In addition, there are government regulation and investigation risks along with other general corporate legal risks. Microsoft is a defendant in a lawsuit filed by the Antitrust Division of the US Department of Justice and a group of eighteen state Attorneys General alleging violations of the Sherman Act and various state antitrust laws. After the trial, the District Court entered Findings of Fact and Conclusions of Law stating that Microsoft had violated Sections 1 and 2 of the Sherman Act and various state antitrust laws. A judgment was entered on 7 June 2000 ordering, among other things, the break-up of Microsoft into two companies (the "Judgment"). The Judgment was stayed pending an appeal. On 28 June 2001, the US Court of Appeals for the District of Columbia Circuit affirmed in part, reversed in part, and vacated the Judgment in its entirety and remanded the case to the District Court for a new trial on one Section 1 claim and for entry of a new judgment consistent with its ruling. In its ruling, the court of Appeals substantially narrowed the bases of liability found by the District Court, but affirmed some of the District Court's conclusions that Microsoft had violated Section 2. On 6 September 2001, the plaintiffs announced that on remand they will not ask the Court to break Microsoft up, that they will seek imposition of conduct remedies, and that they will not retry the one Section 1 claim returned to the District Court by the Court of Appeals.

On 12 October 2001, the trial court held a status conference and entered orders requiring the parties to engage in settlement discussions until 2 November 2001. Microsoft entered into a settlement with the United States on 2 November 2001. Nine states (New York, Ohio, Illinois, Kentucky, Louisiana, Maryland, Michigan, North Carolina and Wisconsin) agreed to settle on substantially the same terms on 6 November 2001. A hearing on the settlement was held by the Court on 6 March 2002. The Court will now decide whether to approve the settlement as being in the public interest. Nine states and the District of Columbia continue to litigate the remedies phase of U.S. v. Microsoft. With respect to the non-settling states remedies proceeding, the Court began conducting an evidentiary hearing on 18 March 2002. The non-settling states are seeking imposition of a remedy that would impose much broader restrictions on Microsoft's business than the proposed settlement with the DOJ and nine other states.

While Microsoft cannot predict with certainty the final outcome of this matter, its resolution may result in additional changes to Microsoft's business practices and could affect how the Company develops and markets new products and services. In addition, while the Court of Appeals ruling vacated the remedies portion of the Judgment in its entirety, it is possible the District Court could enter a new judgment providing for certain remedies that would have a material adverse effect on Microsoft if Microsoft cannot obtain relief from such provisions on appeal.

In other ongoing investigations, the DOJ and several state Attorneys General have requested information from Microsoft concerning various issues. In addition, the European Commission has instituted proceedings in which it alleges that Microsoft has failed to disclose information that Microsoft competitors claim they need to interoperate fully with Windows 2000 clients and servers and has engaged in discriminatory licensing of such technology. The remedies sought, though not fully defined, include mandatory disclosure of Microsoft Windows operating system technology and imposition of fines. Microsoft denies the European Commission's allegations and intends to contest the proceedings vigorously.

A large number of overcharge class action lawsuits have been initiated against Microsoft. These cases allege that Microsoft has competed unfairly and unlawfully monopolized alleged markets for operating systems and certain software applications and seek to recover alleged overcharges that the complaints contend Microsoft charged for these products. Microsoft believes the claims are without merit and is vigorously defending the cases. To date, Microsoft has won dismissals of all claims for damages by indirect purchasers under Federal law and all claims in 15 separate state court actions have been dismissed. Plaintiffs have appealed most of these rulings, and all appellate decisions handed down to date have been favourable. While no trials or other proceedings have been held concerning any liability issues, courts in several states have ruled that these cases may proceed as class actions, while one court has denied class certification status to the claims in that state proceeding. On 20 November 2001, Microsoft announced that it and lead counsel for the Federal plaintiffs reached an agreement to settle all of these cases. On 11 January 2002, the District Court announced its decision not to approve the proposed settlement. Microsoft has recorded a contingent liability of approximately USD 660 million representing Microsoft's Management's estimate of the costs of resolving the contingency. Microsoft intends to continue vigorously defending these lawsuits.

Netscape Communications Inc., a subsidiary of AOL-Time Warner Inc., filed an antitrust law suit against Microsoft on 22 January 2002 in Federal court in the District of Columbia, alleging claims relating to competition with Netscape's Navigator browser. Netscape seeks injunctive relief, treble damages and its fees and costs. Microsoft denies these allegations and will vigorously defend this action.

Be Incorporated, a former software development company whose assets were acquired by Palm Incorporated in August 2001, filed suit against Microsoft on 18 February 2002 in Federal court in San Francisco, alleging violations of Federal and state antitrust and unfair competition laws and other tort claims. Be alleges that Microsoft's license agreements with computer manufacturers, pricing policies, and business practices interfered with Be's relationships with computer manufacturers and discouraged them from adopting Be's own operating system for their products. Be is seeking treble and punitive damages for its alleged injuries along with its fees and costs. Microsoft denies these allegations and will vigorously defend this action.

On 8 March 2002, Sun Microsystems, Inc. filed suit against Microsoft alleging violations of Federal and state antitrust and unfair competition laws as well as claims under the Federal Copyright Act. Sun seeks injunctive relief and treble damages along with its fees and costs. Microsoft denies these allegations and will vigorously defend this action.

The SEC is conducting a non-public investigation into Microsoft's accounting reserve practices. Microsoft is also subject to various legal proceedings and claims that arise in the ordinary course of business.

5.12 Future Growth Rate

The revenue growth rate in 2002 may not approach the level attained in prior years. Because of the fixed nature of a significant portion of operating expenses, coupled with the possibility of slower revenue growth, operating margins in 2002 may decrease from those in 2001. Continued investment in Xbox could be a significant factor affecting future cost of revenue growth. The rate of growth in PC shipments and the mix of Windows 2000 and Windows XP Professional as a percentage of all 32-bit operating systems will continue to impact Desktop Platforms revenue growth in the future. Increased spending on Tablet PC, Mobility solutions, Security, Storage and Business solutions could be a significant factor affecting future research and development expense growth. The level of Microsoft's spending on a dedicated Knowledge Worker sales force and sales resources devoted to selling Server solutions and Business solutions could be a significant factor affecting future sales and marketing expense growth.

5.13 Quantitative and Qualitative Disclosures about Market Risk

5.13.1 Microsoft is exposed to foreign currency, interest rate, and securities price risks. A portion of these risks is hedged, but fluctuations could impact Microsoft's results of operations and financial position. Microsoft hedges the exposure of accounts receivable and a portion of anticipated revenue to foreign currency fluctuations, primarily with option contracts. Microsoft monitors its foreign currency exposures daily to maximise the overall effectiveness of its foreign currency hedge positions. Principal currencies hedged include the Euro, Japanese yen, British pound, and Canadian dollar. Fixed income securities are subject to interest rate risk. The portfolio is diversified and consists primarily of investment grade securities to minimise credit risk. Microsoft routinely uses options to hedge its exposure to interest rate risk in the event of a catastrophic increase in interest rates. Many securities held in Microsoft's equity and other investments portfolio are subject to price risk. Microsoft' uses options to hedge its price risk on certain highly volatile equity securities.

Microsoft uses a value-at-risk (VAR) model to estimate and quantify its market risks. The VAR model is not intended to represent actual losses in fair value, but is used as a risk estimation and management tool. Assumptions applied to the VAR model at 30 June 2001 and 31 March 2002 include the following: normal market conditions; Monte Carlo modelling with 10,000 simulated market price paths; a 97.5% confidence interval; and a 20-day estimated loss in fair value for each market risk category. Accordingly, 97.5 per cent of the time the estimated 20-day loss in fair value would not exceed USD 66 million and USD 117 million at 30 June 2001 and 31 March 2002 for foreign currency denominated investments and accounts receivable, USD 363 million and USD 507 million at 30 June 2001 and 31 March 2002 for interest-sensitive investments, or USD 520 million and USD 500 million at 30 June 2001 and 31 March 2002 for equity securities.

5.14 Investment Income / Loss

Microsoft has experienced significant writedowns for other-than-temporary impairments of its debt and equity investments. Changes in the duration and extent to which the fair value of an investment is less than cost; the financial health of and business outlook for the investee, including industry and sector performance, changes in technology, and operational and financing cash flow factors; and Microsoft's intent and ability to hold the investment, among other factors, could result in some investments being deemed other-than-temporarily impaired in future periods.

ACCEPTANCE FORM

Sale or exchange of shares in Navision for shares in Microsoft

The acceptance form must be duly filled in and signed, and submitted to the shareholder's custodian bank or stockbroker in such due time that the bank or stockbroker may process and send the acceptance form to Danske Bank A/S so that it is in the possession of Danske Bank A/S, Corporate Actions, no later than 5 July 2002 at 20.00 hours (8.00 pm) Copenhagen time, or, if the offer period is extended, such later date as communicated in the extension.

On 7 May 2002 Microsoft announced a public tender offer for all of the shares in Navision, at a price of DKK 300 per Navision share, to be paid, at the option of each shareholder, either in cash or in a number of Microsoft shares equivalent in value (the "Offer"). The Offer will take effect as of 13 May 2002 and expire on 5 July 2002.

I/we wish to tender ____________ (Indicate number) Navision shares each of nominal value of DKK 1 (securities code DK 0010251636), and I/we hereby irrevocably accept the Offer.

I/we wish to tender the above Navision shares for:

Check (✓) <u>only</u> one of:	☐ Cash	☐ Microsoft shares

I/we represent that the above-mentioned Navision shares are free from any encumbrances.

Acceptance forms without accurate specification of consideration will be regarded as acceptances of cash payment.

Concurrently, I/we grant permission for the sale/exchange of my/our Navision shares to take place through my/our custody account with:

Custodian bank	Custody account no.

I/We wish for cash proceeds to be transferred to the following account:

Financial Institution	Sort code (reg.no.)/Account no.:

Shareholders wishing to exchange their Navision shares in accordance with the terms of the Offer must submit this acceptance form duly filled in and signed to their custody bank or stockbroker.

Settlement will take place concurrently with the delivery of the Navision shares fromthe Navision shareholders' custody banks or stockbrokers to Danske Bank A/S and is expected, subject to the terms and conditions of the Offer, to take place no later than three business days after the Closing Date (as defined in the Offer Document).

Shareholders who have accepted stock consideration hereby authorise Danske Bank A/S to take delivery of such a number of Microsoft shares on my/our behalf which corresponds to the payment for my/our shares in Navision as mentioned above, and to take such other actions which Danske Bank A/S considers necessary or appropriate to complete the Offer.

If, based on the Exchange Ratio, the exchange of shares does not result in me/us receiving a whole number of Microsoft shares, I/we will be entitled to a fraction of a Microsoft share and accept to receive a cash payment for this fraction, in accordance with the terms of the Offer.

Brokerage fees and other costs to the shareholder's depository bank or the shareholder's stockbroker shall be paid by the shareholder.

The shares in Microsoft are not and will not be listed on the Copenhagen Stock Exchange or registered with the Danish Securities Centre (Værdipapircentralen).

Selling Shareholder Information and Signature	**Custody Bank or Stockbroker**
Name:	Name:
Address:	Company Reg. No.:
Postal code and city:	CD-ident.:
	Company stamp and binding signature:
Tel. No.:	
CPR No./Company Reg. No.:	
Date and binding signature:	

I/We represent and warrant that I/we have not, directly or indirectly, received or sent copies or originals of this acceptance form, the Offer Document or any related documents in, into or from the Canada, Australia or Japan.

The undersigned custodian institution must forward the acceptances of the Offer no later than on 5 July 2002 to:

Danske Bank A/S

Corporate Actions

Holmens Kanal 2-12 DK-1092 Copenhagen K
Telefax: +45 43 39 49 54

Share Purchase and Exchange Offer to the Shareholders in Navision a/s

OFFER ADVERTISEMENT

(pursuant to Executive Order No 827 of 10 November 1999)

The Offer document and this Offer advertisement have been prepared in Danish and English.Intheeventofanydiscrepencies,theDanishversionshallbethegoverningtext.

Microsoft Corporation ("Microsoft"), incorporated in the United States of America with IRS Employer Identification 91-1144442, One Microsoft Way, Redmond, Washington, 98052-6399, United States of America, has today submitted a voluntary offer (the "Offer") to all the shareholders in Navision a/s, Frydenlunds Allé 6, 2950 Vedbæk, Denmark CVR No. 76247218 ("Navision") on terms and conditions set forth in an offer document of 7 May 2002 (The "Offer Document") and in connection with an agreement entered into on 7 May 2002 between Microsoft and Navision seeking to combine their respective businesses (the "Agreement").

Further, certain affiliated shareholders of Navision owning jointly a total of 56.4 per cent of Navision's share capital have agreed with Microsoft to tender all their Navision shares in the Offer for Microsoft shares.

In addition, certain employee and non-employee shareholders of Navision, holding a total of 3.6 per cent of Navision's share capital have agreed with Microsoft to tender all their Navision shares pursuant to the Offer.

The Board of Directors of Navision has unanimously recommended the Offer to Navision's shareholders.

Summary of the Terms and Conditions of the Offer:

Offer Price, Exchange Ratio and Conversion Rate: The shareholders are offered a price of DKK 300 per Navision share. The offer price shall, at the option of each shareholder, be paid either in cash or Microsoft shares of equivalent value determined in accordance with the Exchange Ratio as determined pursuant to the Offer

If a shareholder elects Microsoft shares, each Navision share owned by such shareholder will be multiplied by the Exchange Ratio to determine the number of Microsoft shares to be paid to such Navision shareholder. The "Exchange Ratio" shall be the value calculated by dividing DKK 300 by the number which is the average closing price of Microsoft shares on the NASDAQ Stock Market during the period commencing on the seventh business day prior to the closing of the Offer and ending on the third business day prior to the closing of the Offer, converted into DKK at the Conversion Rate.

The "Conversion Rate" shall be the average exchange rate DKK to USD quoted by the Danish National Bank ("Nationalbankens valutakurs as it is set daily at or around 2.15 pm") during the five day period from and including the seventh business day prior to the closing of the Offer and ending on the third business day prior to the closing. Two business days prior to the closing, Microsoft will, through the Copenhagen Stock Exchange, notify Navision and Navision's shareholders as to the Exchange Ratio.

Offer Period: The Offer takes effect as of 13 May 2002 and expires on 5 July 2002 at 20:00 hours (8.00 pm) Copenhagen time.

Microsoft Shares: If elected, after the closing of the Offer the Microsoft shares delivered to Navision's shareholders who have elected to receive Microsoft shares will carry the same rights as all other existing common shares of Microsoft. The Microsoft shares are traded on the NASDAQ Stock Market under the symbol MSFT.

Settlement: Settlement will take place concurrently with the delivery of the Navision shares from the Navision shareholders' custody banks to Danske Bank A/S and is expected, subject to the terms and conditions of the Offer, to take place no later than three business days after the Closing Date.

Conditions: The Offer is conditional upon a number of factors, including:

- Microsoft having received valid acceptances in respect of Navision Shares representing an aggregate of more than 90 per cent of Navision's share capital;

- approvals under competition, merger control or similar law applicable to the Offer having been obtained;

- all consents, approvals and actions of, filings with and notices to any governmental entity, and any third party required to consummate the transactions having been obtained or made;
- no judgement, order, law, rule or regulation, entered, enacted, enforced or issued by any governmental entity or other legal restraint or prohibition shall be in effect preventing the consummation of the Offer;
- the representations of Navision in the Agreement being true and correct in all material respects both when made and at and as of the Closing of the Offer;
- Navision having in all material respects performed and complied with all obligations required to be performed or complied with by it under the Agreement at or prior to the closing date:
- there shall not have occurred and be continuing any material adverse effect on Navision;
- the Offer and other transactions contemplated by the Agreement not being terminated; the Navision Group having the benefit of continued and non-terminated employment of at least 80 per cent of its research and development and sales employees, and 75 per cent of its other employees as of the date of the Agreement.

Microsoft is not obliged to complete the Offer if one or more of the conditions are not satisfied or if the Agreement has been terminated in accordance with its terms. If Microsoft withdraws the Offer it will be announced through the Copenhagen Stock Exchange.

Microsoft reserves the right at any time to waive any of or all the conditions. Microsoft shall at the end of the offer period announce through the Copenhagen Stock Exchange, if one or more of the offer conditions shall not have been satisfied at that time, and whether such offer conditions are maintained or waived.

Other terms: Microsoft reserves the right to extend the offer period one or more times. Shareholders, who have accepted the Offer, will continue to be bound by their acceptance, if the offer period is extended or the offer price is increased. If the offer price is increased, the Navision shareholders who have accepted the Offer will automatically be entitled to such increased offer price, if the Offer is completed.

If the Agreement is terminated before the Offer has been closed, then any existing acceptances shall be deemed to be void. Notification of such termination of the Agreement will be announced through the Copenhagen Stock Exchange.

If a competing proposal according to Section 9 of the Execution Order No 827 of 10 November 1999 which is more favourable to the Navision shareholders than the Offer, is submitted for all Navision shares, the shareholders are entitled to withdraw their acceptances unless Microsoft increases the offer price to at least match such competing proposal not later than five Business days after the competing proposal has been announced. To be valid, however, such notification of withdrawal must be submitted to Danske Bank Corporate Actions not before the fifth Business Day and not later than the tenth Business Day after the date such competing proposal has been disclosed to the shareholders in Navision.

With the exceptions mentioned above, acceptances of the Offer are binding and irrevocable for the Navision shareholders until Microsoft announces through the Copenhagen Stock Exchange that the Offer will not be completed.

The Offer as well as acceptances thereof shall be governed by Danish law.

This offer advertisement and the Offer Document with an acceptance form will be sent by mail to all registered shareholders in Navision.

Navision shareholders wishing to accept the Offer should submit the acceptance form which is attached to the Offer Document duly filled in and signed to their custody bank or stockbroker.

This offer advertisement is not an offer to tender Navision shares but only a summary of the terms and conditions for the Offer set out in the Offer Document. Any Navision shareholder who considers tendering Navision shares should obtain the Offer Document which will be available at Danske Bank A/S, CorporateActions,Holmens Kanal 2-12, DK 1092, Copenhagen K, tel. +45 43 39 49 69.

Further, the following information (named "Microsoft Investor Package") regarding Microsoft can be received upon request to Danske Bank A/S, Corporate Actions.

- Microsoft financial results for fiscal year 2001 ended 30 June 2001, filed with the SEC on form 10-K on 18 September 2001;
- Microsoft financial results for the third quarter of fiscal year 2002 ended 31 March 2002, filed with the SEC on form 10-Q on 30 April 2002:
- Microsoft's Proxy Statement for its Annual Meeting of Shareholders, held on 7 November 2001

7 May 2002

Microsoft

ATTACHMENT 1(a)(ii)

NAVISION®
The Way to Grow

Stock Exchange Announcement
Vedbaek, May 9, 2002
Announcement no. 61

Clarification of exchange ratio

Summary

The Board of Directors of Navision a/s clarifies the description of the exchange ratio in respect of shareholders electing Microsoft Corporation shares in connection with Microsoft Corporation's offer to the shareholders of Navision a/s, as announced to the Copenhagen Stock Exchange on May 7, 2002, by Navision a/s (announcement no. 60).

In response to certain inquiries the Board of Directors of Navision a/s shall hereby clarify the description of the exchange ratio in respect of shareholders electing Microsoft Corporation shares in connection with Microsoft Corporation's offer to the shareholders of Navision a/s, as announced to the Copenhagen Stock Exchange on May 7, 2002, by Navision a/s (announcement no. 60).

According to section 12.1.3 of Microsoft Corporation's offer document, the exchange ratio shall be the value calculated by dividing DKK 300 by the number, which is the average closing price of Microsoft Corporation shares on the NASDAQ stock market during the period commencing on the seventh business day prior to the closing date and ending on the third business day prior to the closing date, converted in to DKK.

Two business days prior to the closing date, Microsoft Corporation will, through the Copenhagen Stock Exchange, notify Navision a/s and the shareholders of Navision a/s as to the exchange ratio.

Please refer to Microsoft Corporation's offer document for additional details of the offer including the definition of the closing date in section 12.1.14.

Navision a/s

The Board of Directors

Waldemar Schmidt
Chairman of the Board

This announcement will be available on the company's website: www.navision.com

NOT FOR DISTRIBUTION IN USA, CANADA, JAPAN OR AUSTRALIA

Stock Exchange Announcement
Vedbaek, May 7, 2002
Announcement no. 60

Recommended offer from Microsoft Corporation to the shareholders of Navision a/s

On April 30, 2002, the Board of Directors of Navision a/s ("Navision") confirmed that it was considering a possible strategic transaction on which basis the Copenhagen Stock Exchange was requested to transfer Navision to the "Observation List".

The negotiations following the announcement on April 30, 2002, have now resulted in a public offer (the "Offer") from Microsoft Corporation ("Microsoft") for all outstanding shares in Navision. According to the terms of the Offer, for each Navision share, Microsoft is offering a cash consideration of DKK 300, or upon election by a shareholder, a number of Microsoft shares based on the exchange ratio. The exchange ratio is calculated by dividing DKK 300 by the average closing price of Microsoft shares, adjusted for the currency exchange rate, for the five day trading period ending on the third business day prior to expiry of the Offer.

Having consulted external financial and legal advisers and having considered relevant issues regarding the Offer and the proposed transaction, the Board of Directors of Navision has unanimously decided to recommend the Offer from Microsoft to its shareholders. The Declaration from the Board of Directors is attached to this announcement as Appendix I.

Except for the disclosure of the Earnings Release for the third quarter of fiscal 2001/2002 (January 1 – March 31, 2002), no information has been disclosed during the negotiations with Microsoft that in the opinion of the Board of Directors requires publication. In accordance with Copenhagen Stock Exchange disclosure practise the Earnings Release for the third quarter of 2001/2002 is disclosed in this announcement as Appendix II.

Nordea Securities and Schroder Salomon Smith Barney are joint financial advisers to Navision.

Navision a/s
Telephone: +45 4567 8000

This announcement will be available on the company's website: www.navision.com

Contacts:

Waldemar Schmidt	Jesper Balser	Preben Damgaard
Chairman of the Board	CEO	CEO

The recommended offer by Microsoft Corporation will be presented to members of the press, analysts and investors at a meeting to be held on Tuesday, May 7, 2002 at 11.30 a.m. at Radisson SAS Royal Hotel, Hammerichsgade 1, 1711 Copenhagen.

NOT FOR DISTRIBUTION IN USA, CANADA, JAPAN OR AUSTRALIA

Appendix I

Declaration from the Board of Directors

Today, Tuesday 7 May, 2002, Microsoft Corporation ("Microsoft") has made a public offer (the "Offer") for all outstanding shares in Navision a/s ("Navision"). According to the terms of the Offer, for each Navision share, Microsoft is offering a cash consideration of DKK 300, or upon election by a shareholder, a number of Microsoft shares based on the exchange ratio. The exchange ratio is calculated by dividing DKK 300 by the average closing price of Microsoft shares, adjusted for the currency exchange rate, for the five day trading period ending on the third business day prior to expiry of the Offer.

Following the Offer the Board of Directors of Navision shall announce a declaration to the shareholders of Navision regarding the Offer in accordance with §7 of the Danish Securities Council's Order no. 827 of November 10, 1999.

A company agreement between Navision and Microsoft stipulating the terms and conditions of the Offer has been negotiated and entered into. Prior to approving the agreement, the Board of Directors has consulted external financial and legal advisers and considered relevant issues regarding the Offer and the proposed transaction. The negotiations have been completed in a positive and constructive manner.

The Board of Directors of Navision has unanimously decided to recommend the Offer from Microsoft to its shareholders. The Board of Directors has based its recommendation on a number of considerations:

- The global brand, industry leadership and long-term vision of Microsoft will enhance Navision's opportunity to achieve its strategic goal of building global leadership in business applications.

- The transaction helps fulfil Navision's aspiration to provide enhanced growth and career opportunities for its employees. The employees of Navision will be valued employees of Microsoft and will help contribute to the future success of Microsoft.

- Navision's headquarters will become the major centre of development and operations for Microsoft Business Solutions in EMEA (Europe, Middle East and Africa). It will become Microsoft's largest product development centre outside the U.S.

- The transaction brings together two global providers of integrated business software solutions operating in the mid-market with the strongest partner networks in the world "Navision and Microsoft Great Plains Business Solutions" which each have proven business models for building and delivering world-class customer solutions.

- Microsoft is committed to enhancing the business opportunities for Navision partners by deepening investments in Navision's solutions, and by extending Microsoft's sales and marketing support, development support, and technical resources to Navision partners.

- Navision and Microsoft share a common vision for business applications. The combined technologies will enhance and broaden the solutions that customers have already invested in, and Navision and Microsoft will continue to provide customers new generations of business applications that make business processes easier and more interconnected.

- The Offer represents a premium of 36.7% compared to the last quoted share price prior to the announcement on 30 April, 2002, of a possible strategic transaction, and 41.2% compared to the average quoted share price for the 180 trading days preceding that announcement.

- Nordea Securities and Schroder Salomon Smith Barney, as joint financial advisers to the Board of Directors of Navision, have provided the Directors of Navision with an opinion, subject to certain assumptions and limitations, as to the fairness, from a financial point of view, of the cash consideration to be offered by Microsoft to the shareholders of Navision. Nordea Securities and Schroder Salomon Smith Barney did not evaluate the Microsoft share option and its opinion did not address, or offer any view with respect to, the value of Microsoft shares.

In its evaluation of the Offer the Board of Directors has also considered certain disadvantages to the shareholders of Navision accepting Microsoft shares under the Offer, including:

- The currency risk, for Danish shareholders, related to holding shares issued in a foreign currency.
- The higher transaction costs, for Danish shareholders, related to trading shares that are not quoted on the Copenhagen Stock Exchange.
- The operational risk related to the integration of Navision into Microsoft's organisation and the realisation of the expected synergies.

The Board of Directors recommends each shareholder to evaluate his/her own tax position in connection with accepting the Offer.

Shareholders representing 60.05% of the voting rights and share capital of Navision have agreed to accept the Offer from Microsoft.

Navision a/s

The Board of Directors

For more information on the Declaration from the Board of Directors:

Waldemar Schmidt
Chairman of the Board
Telephone: +45 4567 8000

NOT FOR DISTRIBUTION IN USA, CANADA, JAPAN OR AUSTRALIA

Appendix II

Earnings Release for Third Quarter of Fiscal 2001/2002
(January 1 – March 31, 2002)

Highlights

- Net revenues for the quarter were DKK 380 million, corresponding to a growth of 17% on the same quarter last fiscal year. In the first nine months of the year, revenues grew by 18%.
- License revenues increased by 20%.
- Operating income before goodwill amortization (EBITA) was DKK 45 million, equivalent to an EBITA margin of 12%. For the year to date, the EBITA margin is almost 20%.
- Unchanged expectations for fiscal 2001/2002.

This announcement contains forward-looking statements regarding the company's future financial situation. These statements are subject to risks and uncertainties that may cause actual developments to differ from the expectations indicated. The principal factors of risk and uncertainty include but are not limited to overall business and economic conditions, dependence upon partner distribution network, exchange rate/interest rate fluctuations among others. Risks and uncertainties are further outlined in Navision a/s' Annual Report.

Navision a/s
Telephone: +45 4567 8000

For more information on the Earnings Release for third quarter of fiscal 2001/2002:

Jesper Balser
CEO

Lars Plesner Hamann
VP, Investor Relations

Søren Møller Christensen
Director, Corporate Communications

Key Figures

DKK million, unaudited	3rd Quarter 2001/02	3rd Quarter 2000/01	Year to Date 2001/02	Year to Date 2000/01
Income Statement				
Net revenues	380.1	326.4	1,229.2	1,040.3
Gross profit	308.3	270.3	998.8	851.5
Operating income before goodwill amortization (EBITA)	45.4	46.2	241.4	132.6
Income before financials (EBIT)	34.2	38.8	211.7	110.2
Income before tax and extraordinary items	40.1	57.6	232.4	154.8
Net income for the period	24.7	36.2	147.0	94.5
Key Figures and Ratios				
Growth in net revenues (%)	16.5%	20.4%	18.2%	11.0%
Gross margin (%)	81.1%	82.8%	81.3%	81.8%
Operating margin before goodwill amortization (%)	12.0%	14.2%	19.6%	12.7%
Operating margin (%)	9.0%	11.9%	17.2%	10.6%
Net margin (%)	6.5%	11.1%	12.0%	9.1%
Research and development costs in percent of net revenues	23.0%	26.8%	20.9%	23.4%
Average number of employees	1,295	1,027	1,186	1,084
Net revenues per employee (DKKt)	293	318	1,036	960
Average number of shares (thousands)	36,015	36,025	35,953	36,004
Earnings per share – EPS (DKK)	.68	1.01	4.09	2.62

	March 31, 2002	June 30, 2001	March 31, 2001
Balance Sheet			
Total assets	1,908.1	1,701.3	1,550.9
Cash and securities	1,071.4	857.0	780.4
Stockholders' equity	1,188.0	1,018.2	946.6
– Equity ratio (%)	*62.2%*	*59,8%*	*61.0%*

NOT FOR DISTRIBUTION IN USA, CANADA, JAPAN OR AUSTRALIA

In general, the market is characterized by customers delaying their decisions to invest in new solutions. Our competitors have been more aggressive in their attempts to close orders, but in light of the results achieved in the third quarter, the company believes that Navision continues to win market shares.

The company recruited 88 new partners and terminated 25 resulting in a total of 2,374 partners at the end of the quarter.

Net Revenues

Net revenues in the third quarter came to DKK 380 million corresponding to an increase of 17% compared to the same quarter last year. Revenues in the first nine months of the fiscal year were up 18% at DKK 1,229 million, bringing year-to-date growth in line with the company's forecast for the full fiscal year.

DKK million	3rd Quarter					Year to Date				
	2001/2002		2000/2001		Growth	2001/2002		2000/2001		Growth
Licenses	243	64%	202	62%	20%	857	70%	716	69%	20%
Upgrade/Maintenance	102	27%	89	27%	14%	268	22%	204	20%	31%
Services	35	9%	35	11%	1%	104	8%	120	11%	-13%
Total revenues	380	100%	326	100%	17%	1,229	100%	1,040	100%	18%

License revenues grew by 20%, both in the third quarter and year to date.

The new settlement terms between Navision and its partners have now been fully implemented, and the impact of the shift from services to upgrade/maintenance is beginning to decline. Services rose by 1% in the period and upgrade/maintenance increased by 14%.

Revenues per product

DKK million	3rd Quarter					Year to Date				
	2001/2002		2000/2001		Growth	2001/2002		2000/2001		Growth
Navision Axapta	66	17%	33	10%	99%	215	17%	122	12%	75%
Navision Financials/Attain	228	60%	209	64%	9%	748	61%	637	61%	17%
Navision XAL	32	8%	31	10%	3%	99	8%	104	10%	-5%
Navision C4/C5	19	5%	18	6%	6%	63	5%	57	5%	12%
Total license and upgrade	345	90%	291	90%	18%	1,125	91%	920	88%	22%
Services	35	10%	35	10%	1%	104	9%	120	12%	-13%
Total revenues	380	100%	326	100%	17%	1,229	100%	1,040	100%	18%

Revenues from Navision's main products, Navision Axapta and Navision Financials/Attain, were DKK 294 million against DKK 242 million in the same period last year, corresponding to an increase of 21%.

The total number of licenses sold/customer base at March 31 was 136,294 of which Navision Axapta accounted for 2,362 and Navision Financials/Attain for 30,430.

Revenues per region/market

DKK million	3rd Quarter					Year to Date				
	2001/2002		2000/2001		Growth	2001/2002		2000/2001		Growth
Denmark	78	21%	84	26%	-7%	270	22%	271	26%	0%
Rest of Scandinavia	30	8%	24	7%	26%	92	7%	82	8%	12%
Germany	64	17%	59	18%	8%	237	19%	205	20%	15%
Rest of Europe	127	33%	108	33%	17%	415	34%	309	30%	34%
US	53	14%	36	11%	48%	145	12%	126	12%	16%
Rest of World	28	7%	15	5%	85%	70	6%	47	4%	49%
Total net revenues	380	100%	326	100%	17%	1,229	100%	1,040	100%	18%

Compared to the half-year report, published on February 19, 2002, adjustments have been made for countries related to Rest of Europe and Rest of World to the effect that distribution rights acquired within Europe are now included in Rest of Europe and not in Rest of World as before.

Revenues in Denmark fell by 7% compared to the same period last year. Despite the difficult situation on the Danish market, it is the company's opinion that Navision has performed better than its competitors.

In Rest of Scandinavia, growth was 26%. Revenue growth in the region was mainly driven by Iceland and Norway, including the acquisition of distribution rights.

Despite the sluggish market condition in Germany and Rest of Europe, the company still managed to grow 8% in Germany and 17% in Rest of Europe. However, for Rest of Europe, about half of the growth achieved in the third quarter is attributed to Navision?s acquisition of distribution rights.

Rest of World recorded growth of 85% in the period, deriving mainly from the markets in Australia, South Africa and Southeast Asia.

Revenues in the US market have demonstrated a very satisfactory trend in the third quarter by growing 48%, resulting in a 16% year-to-date growth in the US, 14% when measured in USD.

Operating Income Before Goodwill Amortization

Operating income before goodwill amortization (EBITA) was DKK 45 million for the period, equivalent to an EBITA margin of 12%. In the same period last year, EBITA was DKK 46 million with a margin of 14%. The year-to-date EBITA margin is 20% against 13% last year.

Increased sales and distribution costs are the most important element in the change in costs. In the period, sales and distribution costs came to DKK 128 million against DKK 97 million in the same period last year. The increase in costs may be attributed to the acquisition of distribution companies and a general boost in marketing activities, in particular branding.

Ordinary Income Before Tax

Ordinary income before tax was DKK 40 million in the third quarter compared to DKK 58 million in the same period last fiscal year. The year-to-date figures are DKK 232 million against DKK 155 million last year.

Goodwill amortization rose from DKK 7 million to DKK 11 million in the period. The increase in goodwill amortization concerns acquisitions in the first half-year of fiscal 2001/2002.

Net financials were DKK 5 million against DKK 19 million in the same period last year. Roughly DKK 10 million of the DKK 14 million difference relates to the generally lower level of interest rates. Short-term money market rates have been historically low in the period, and at the same time, short-term and medium-term bond yields have gone up, resulting in unrealized capital losses.

The remaining approximately DKK 4 million may be accounted for by the difference in realized and unrealized gains/losses in connection with the hedging of the company's foreign exchange exposure.

Net Income and Stockholders' Equity

Net income for the period came to DKK 25 million against DKK 36 million in the same period last fiscal year.

The direct tax rate for the quarter was 39% compared to 38% in the same period last year. Including non-deductible goodwill, the tax rates are 31% and 34% respectively.

Changes in stockholders' equity:

	March 31, 2002	March 31, 2001
Stockholders' equity at beginning of year	1,018	859
Write-up/write-down of treasury stock	3	(18)
Capital increases	21	10
Value adjustment derivatives	(1)	0
Year-to-date earnings	147	95
Stockholders' equity	**1,188**	**946**

The capital increases relate to warrants exercised under the company's stock-based incentive programs.

Balance Sheet

Cash and securities were DKK 1,071 million, representing 56% of the balance sheet total. Stockholders' equity was DKK 1,188 million, corresponding to 62% of the balance sheet total. In the same period last year, the figures were DKK 780 million/49% and DKK 946 million/61% respectively.

Trade accounts receivable at March 31, 2002, came to DKK 376 million, down DKK 19 million from March 31, 2001. Measured in days sales outstanding "DSO" this represents a fall from 109 to 89 days. At December 31, 2001, the DSO was 84.

The company has no long-term debt and no short-term interest-bearing debt.

Accounting Policy

Navision has changed its accounting policy as regards the accounting treatment of foreign currency hedging of anticipated cash flows. Derivative financial instruments entered for hedging purposes are from now on included in the balance sheet at market value. Value adjustments of the derivatives are included with a set-off in stockholders' equity and posted to the income statement as the cash flow hedges are realized. The change has no effect on the comparative figures for prior periods and has at March 31, 2002, resulted in a deferred negative value adjustment of DKK 1.3 million posted directly to stockholders' equity.

There are no further changes in accounting policies in relation to the company's most recent annual financial statements.

Board Resolutions

Reference is made to the statement of the Board of Directors. Besides the contents of this, there are no further resolutions.

Outlook

The company maintains its expectations for fiscal 2001/2002 ending June 30, 2002.

In Navision's half-year report of February 19, 2002, the company expected revenue growth of approximately 18% with an EBITA margin of a minimum of 17%.

Expectations of the company's future financial development are subject to uncertainties and risks that may cause actual developments to deviate from the expectations indicated.

Reference is made to the statement on the first page of this announcement.

Navision a/s

Waldemar Schmidt Chairman of the Board	Jesper Balser CEO	Preben Damgaard CEO

ATTACHMENT 1 (a)(iii)

May 13, 2002

Dear Navision shareholder:

On behalf of the Boards of Directors and management teams of both Microsoft Corporation and Navision a/s, we are pleased to provide you with the Share Purchase and Exchange Offer for the combination of our respective businesses.

The enclosed Share Purchase and Exchange Offer contains important information regarding the proposed merger, and we would encourage you to read it carefully.

The Boards of Directors of Microsoft and Navision recommend your acceptance of the offer. We are very excited about the opportunities for growth building on our shared vision and business strategies. Our complementary geographic and product strengths will bring new value to shareholders, help more customers benefit from technology, and create new opportunities for partners as we expand our ability to deliver leading-edge business solutions to customers around the world. We also believe that this will create expanded opportunities for employees of both companies to build and bring to market innovative new technology solutions, and enhance the viability of Denmark as an important center of software development in the European Community.

The Offer is conditioned, among other things, on receipt of greater than 90% of Navision's shares having been tendered in the Offer. Therefore, we ask you to submit the attached acceptance form prior to the expiration of the Offer on July 5, 2002.

Thank you for your consideration.

Sincerely,

Steven A. Ballmer.

Steve A. Ballmer
CEO
Microsoft Corporation

Preben Damgaard
Co-CEO
Navision a/s

Jesper Balser
Co-CEO
Navision a/s

EXHIBIT II.1

COMPANY AGREEMENT

Microsoft Corporation

and

Navision a/s

7 May 2002

INDEX

INDEX OF SCHEDULES

(1) Microsoft Corporation, a Washington, USA corporation ("Microsoft"),

on the one side,

and

(2) Navision a/s, a Danish company with CVR number 76 24 72 18 ("Navision") represented by its Board of Directors,

on the other side,

Microsoft and Navision collectively referred to as the "Parties" and individually a "Party",

have today—

considering

that Navision is engaged in the development, marketing and sale of integrated business solutions—the "Business";

that certain shareholders of Navision have today entered into a Conditional Share Purchase Agreement with Microsoft;

that Navision and Microsoft wish to cooperate with respect to the Offer and certain other matters; and

that simultaneously with the execution of this Agreement, certain founders and managers have executed and delivered Service Agreements to Microsoft;

entered into this

COMPANY AGREEMENT (the "Agreement")

1. Announcement of the Offer

1.1 Immediately upon signing this Agreement, the Parties shall announce that Microsoft and certain shareholders of Navision have entered into the Conditional Share Purchase Agreement and that Microsoft shall make the Offer. The announcement shall be made in the form of a stock exchange announcement and a subsequent press release. The stock exchange announcement and the press release are set out in Schedule 1 hereto. The general terms of the Offer are set out in Schedule 2 hereto. The Parties shall coordinate with each other the release of the stock exchange announcements to the relevant stock exchanges.

1.2 Upon publication of the Offer by Microsoft, the Board of Directors of Navision will pursuant to Section 7 in the Executive Order No. 827 of 10 November 1999 ("Order No. 827") issued by the Danish Securities Council (in Danish: Fondsrådet), issue a statement substantially in the form as set out in Schedule 3 hereto. Navision agrees and acknowledges that Microsoft's obligation to make the Offer pursuant to Clause 1.1 shall be fulfilled and fully discharged if the Offer is made by means of the Offer Document.

1.3 Microsoft and Navision shall consult with each other before issuing any public statement with respect to the transactions contemplated by this Agreement, and neither Party shall issue any such public statement prior to providing the other Party the opportunity to review, comment upon and concur with and use reasonable best efforts to agree on, any such public statement, and to coordinate the timing of the release of any public statements, except as either Party may determine is required by applicable law, court process or by obligations pursuant to any rules and regulations of any stock exchange.

1.4 The Board of Directors of Navision have unanimously decided to enter into this Agreement and to recommend the Offer to the shareholders of Navision. Such recommendation shall be maintained and shall not be withdrawn or modified in any negative way, except as set out in this Agreement.

1.5 The Parties shall use their best endeavours to further completion of the Offer including the fulfilment of the conditions of the Offer.

2. Waiver of conditions—Extension of Offer period

2.1 If a situation arises which requires considerations in respect of waiving a condition for the Offer or extending the Offer period, Microsoft shall discuss in good faith with Navision how to proceed. Any decision to waive one or more Offer Conditions or to extend the Offer period shall, after good faith discussions with Navision, be at the discretion of Microsoft.

3. Mandatory bid—Compulsory acquisition

3.1 When the Offer is completed, Microsoft shall make a mandatory public offer to the remaining shareholders of Navision in accordance with the requirements of the Danish Act on Securities Trading (in Danish: Værdipapirhandelsloven) and Order No. 827. As soon as practicable thereafter and after having obtained more than 90% of the Share Capital (as defined in Clause 2.2 of Schedule 2), Microsoft shall initiate and complete a procedure for compulsory acquisition of the remaining shares in Navision.

4. Representations of Navision

4.1 In connection with this Agreement, and except as set forth in the Disclosure Letter delivered by Navision to Microsoft simultaneously herewith, Navision provides to Microsoft the representations set out in Schedule 4 hereto.

4.2 The representations set out in Schedule 4 hereto shall terminate and be of no further effect following the Closing Date as set out in Schedule 2 hereto.

4.3 The individual members of the Board of Directors shall have no liability towards Microsoft for any breach by Navision of the representations set out in Schedule 4 hereto, provided that members of the Board of Directors who are also Sellers under the Conditional Share Purchase Agreement will have liability as described in that agreement.

5. Covenants of Navision

Navision undertakes the following covenants to Microsoft, which shall apply during the term of this Agreement:

5.1 Except as required by law or as disclosed in the Disclosure Letter, Navision shall, and shall cause its Subsidiaries (as defined in Schedule 5 hereto), to

(i) conduct their respective businesses in the ordinary course consistent with past practice and in accordance with plans and programs decided on or publicly announced before the date of this Agreement, and

(ii) use all reasonable efforts to preserve intact their assets, business and financial position, business organisations and relationships with third parties and to keep available the services of their present management and key employees.

5.2 Except as required by law or disclosed in the Disclosure Letter, without the prior written consent of Microsoft (which consent will not be unreasonably withheld or delayed), Navision shall not, and shall cause its Subsidiaries not to:

5.2.1 adopt or propose any amendment to its Articles of Association or other similar corporate organisational documents, other than non-material amendments to the Articles of the Subsidiaries;

5.2.2 (i) declare, set aside or pay any dividend or other distribution with respect to any of its shares, except for cash dividends or distributions by a Subsidiary to its parent, (ii) split, combine or reclassify any of its shares, or (iii) issue or authorize the issuance of any securities in respect of, in lieu of or in substitution for shares, except for the issuance of shares upon the exercise of stock options or warrants outstanding as of the date hereof, provided that such issuance is made in accordance with the terms of such option or warrant in effect on the date of this Agreement;

5.2.3 repurchase, redeem or otherwise acquire or dispose of any shares or other equity or equity equivalent securities or other ownership interests in Navision or its Subsidiaries other than pursuant to stock option or warrant programs in effect on the date of this Agreement;

5.2.4 issue, deliver, sell, pledge or otherwise encumber any shares in Navision or any securities convertible into, or any rights, warrants or options to acquire, any such shares;

5.2.5 sell, lease or otherwise surrender, relinquish or dispose of any assets or property, other than in the ordinary course of business and with a value of maximum DKK 500,000 and in the aggregate maximum DKK 1 million;

5.2.6 take any action that would knowingly cause any of the representations set forth in Schedule 4 to this Agreement to be untrue or incorrect in any material respect;

5.2.7 terminate any manager or employee material to the operation of the Business, other than in case of gross misconduct by such manager or employee; grant any severance or termination pay to any manager or director except in the ordinary course of business;

5.2.8 transfer to any person or entity any rights to Navision Intellectual Property except in the ordinary course of business;

5.2.9 enter into any exclusive agreements granting any rights, or grant any exclusive licenses or licenses with a duration into perpetuity with respect to Navision Intellectual Property, or grant any non-exclusive licenses other than in the ordinary course of business;

5.2.10 commence any (i) lawsuits other than debt collection in the ordinary course of business or (ii) other lawsuits related to the ordinary course of business of value above DKK 500,000 and in the aggregate above DKK 1 million;

5.2.11 acquire, merge with or purchase the business assets of any other company or make any investment material to Navision or its Subsidiaries, except purchase or other acquiring of additional shares in any Subsidiary and purchase or other acquiring of ownership interests in businesses in any planned or ongoing acquisitions at the date hereof;

5.2.12 enter into any transaction, make any change or take or omit any action which is (i) beyond the ordinary course of operating the Business as hitherto operated, and (ii) material in the context of the execution of the Offer;

5.2.13 incur any indebtedness to third parties except in the ordinary course of business and of no more than DKK 1 million and in the aggregate DKK 2 million; or

5.2.14 communicate with employees in any manner reasonably likely to encourage their resignation following the Closing Date.

5.3 Except as required by applicable laws or applicable stock exchange rules and regulations, Navision and its Subsidiaries shall not and shall use its best efforts to procure that its directors and officers, employees, agents or advisers or other representatives shall not directly or indirectly

(i) solicit, initiate, facilitate or encourage (including by way of furnishing information) any Acquisition Proposal, or

(ii) participate in any discussions or negotiations regarding any Acquisition Proposal.

The term "Acquisition Proposal" means any *bona fide* inquiry, proposal or offer from any person relating to any (i) tender or exchange offer involving shares in Navision or other acquisition of shares in Navision, (ii) merger, consolidation or other business combination involving Navision and its Subsidiaries, (iii) direct or indirect acquisition or purchase of a business that constitutes a substantial part of the assets of Navision, (iv) recapitalization or restructuring of Navision and its Subsidiaries or (v) other transactions similar to any of the foregoing with respect to Navision or any of its Subsidiaries, other than the transactions contemplated by this Agreement.

The term "Superior Proposal" means any written Acquisition Proposal on terms that the Board of Directors of Navision determines in its good faith judgment (after receiving the written advice of its financial and legal advisers) to be a superior alternative to Navision's shareholders, including from a financial point of view, when compared as a whole with the Offer and for which financing, to the extent required, is then committed.

5.4 Navision shall notify Microsoft of any Acquisition Proposal (including, without limitations, the material terms and conditions thereof and the identity of the person making it) promptly after it becomes aware thereof or has reason to believe that a third party is contemplating any Acquisition Proposal. Navision shall thereafter inform Microsoft of any proposed changes to the material terms and conditions of such Acquisition Proposal.

5.5 Except as set forth in this Agreement the Board of Directors of Navision shall not

(i) approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal, or

(ii) cause Navision to enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement related to any Acquisition Proposal.

In the event a third party makes any Acquisition Proposal, the Board of Directors of Navision shall keep Microsoft fully informed and shall consult with Microsoft as to its considerations. If, after such consultations, after due consideration and after having evaluated the Acquisition Proposal against the Offer and having obtained appropriate advice thereon, the Board of Directors determines that the Acquisition Proposal is a Superior Proposal and the Board of Directors considers in good faith that it cannot reasonably maintain its recommendation of the Offer, Navision shall inform Microsoft accordingly in writing at least five (5) business days prior to the day on which the Board of Directors of Navision is expected to make a decision with respect to the matter and Navision and its Board of Directors shall further consult with Microsoft in due time before any final decision is made.

After satisfaction of the requirements of the preceding paragraph, (i) the Board of Directors may notify Navision's shareholders that Navision has received an Acquisition Proposal and inform Navision's shareholders as to the advantages and disadvantages of any such Acquisition Proposal, if the Board of Directors in good faith determines that a failure to do so would result in a breach of its fiduciary duties to Navision's shareholders under applicable law, and (ii) the Board of Directors may—if the Acquisition Proposal is a Superior Proposal, and subject to this Clause 5.5, last paragraph—change its recommendation, if the Board of Directors in good faith determines that a failure to do so would result in a breach of its fiduciary duties to Navision's shareholders under applicable law.

Navision shall not make any public statement as to the position or opinion of the Board of Directors in respect of any Acquisition Proposal or the possible impact of a Acquisition Proposal on the Navision Board of Directors' recommendation of the Offer, until the notice period provided for in this Clause 5.5 has expired.

If, following an Acquisition Proposal, Microsoft decides to increase the consideration given under the Offer so that the price matches or exceeds the price in the Acquisition Proposal, the Board of Directors of Navision shall, subject to its fiduciary duties, recommend such increased Offer to the shareholders of Navision. Such recommendation shall be maintained and not be withdrawn or modified in any negative way, except in the case of a new Acquisition Proposal, subject to this Clause 5.5.

5.6 As reasonably requested by Microsoft, Navision shall (i) tender Navision Shares it owns and (ii) assist Microsoft in presentations to and discussions with Navision's shareholders in order to gain the largest possible acceptance of the Offer and, except to the extent prohibited by applicable law and applicable stock exchange rules, in obtaining shareholder lists and other information about shareholders as required in connection with the Offer.

5.7 Navision shall not, and shall procure that its Subsidiaries shall, not, without the prior consent of Microsoft, take any action or make any concession which shall have the effect of modifying the terms of existing Navision incentive schemes, including any acceleration of their terms of exercise. Subject to completion of the Offer, Navision shall cooperate with Microsoft to review, plan and prepare the incentive scheme for Navision employees that will apply following the Closing Date.

5.8 Navision shall cooperate and assist Microsoft in preparing and submitting any notification or application under the local law of any jurisdiction where such notification or application is necessary for or, in Microsoft's reasonable opinion, desirable in connection with the Offer and the completion thereof. At the request (subject to reasonable notice) of Microsoft, appropriate representatives of Navision shall participate in meetings with regulatory authorities whose approval or consent is required or deemed desirable by Microsoft, in connection with the Offer.

5.9 To the extent reasonably required by the transaction structure, the Parties shall cooperate in applying to the Danish Customs and Tax Administration (in Danish Told & Skattestyrelsen) for a capital gains tax exemption pursuant to Section 13 of the Danish Act on Capital Gains on Shares (in Danish: Aktieavancebeskatningsloven) with respect to any exchange of shares in Navision pursuant to any voluntary or mandatory public Offer.

5.10 Subject to appropriate restrictions on access to information which Navision determines in good faith to be proprietary or competitively sensitive, Navision shall, subject to applicable law and applicable stock exchange rules and regulations, afford Microsoft and its accountants, counsel and other representatives, reasonable access during normal business hours during the period prior to Closing to (i) all of its and its Subsidiaries' properties, books, contracts, commitments and records, and (ii) all other information concerning the business, properties and personnel of Navision and the Subsidiaries, as Microsoft may reasonably request to complete the transaction, complete regulatory filings, confirm compliance with the covenants and representations in this Agreement and prepare for an orderly transition to operations after the Closing Date. Subject to applicable law and applicable stock exchange rules and regulations, Navision agrees to provide to Microsoft and its accountants, counsel and representatives copies of internal financial statements promptly upon the request therefore. If Microsoft makes a request which involves a visit by Microsoft employees or representatives to Navision or a Navision Subsidiary, Microsoft shall (unless waived by Navision) (i) provide Navision with at least 3 days advance notice of the visit, (ii) if Navision finds necessary, allow appropriate Navision employees or representatives to accompany Microsoft employees and representatives during such visit as appropriate with respect to the purpose of the visit, and (iii) consult with Navision regarding the number of Microsoft employees reasonable with respect to the purpose of the visit and the inconvenience to Navision or the Subsidiary anticipated to accommodate the visit. No information or knowledge obtained in any investigations pursuant to this Clause 5.10 shall affect or be deemed to modify any representation contained herein or the conditions to the obligations of the Parties to consummate this transaction. Navision and Microsoft agree that the Non-Disclosure Agreement, dated 31 August 2001 as amended by the Amendment Agreement to the Non-Disclosure Agreement dated 25 February 2002 (the "Confidentiality Agreement"), between Navision and Microsoft shall continue in full force and effect and shall be applicable to all Evaluation Material (as defined in the Confidentiality Agreement) received pursuant to this Agreement.

6. Covenants of Microsoft

6.1 Subject to completion of the Offer, Microsoft shall cause Navision to maintain in effect for a period of 3 years from the Closing Date the current policies of directors' and officers' liability insurance and fiduciary liability insurance maintained by Navision (provided that Microsoft may substitute therefore policies of at least the same coverage and amounts containing terms and conditions which are, in the aggregate, no less advantageous to the insured) with respect to claims arising from facts or events that occurred on or before the date of completion of the Offer. In no event, however, shall Microsoft be required to spend in any one year an amount in excess of DKK 285,000 for the annual premiums for such insurance. If the annual premiums of such insurance coverage exceed such amount, Microsoft shall be obligated to obtain a policy with the largest coverage available for a cost not exceeding such amount.

7. Term

7.1 This Agreement enters into force on the date hereof and shall remain in force until either (i) the Closing Date has occurred and Microsoft has been registered as the owner of the shares acquired pursuant to the Offer or (ii) Microsoft's obligation to submit the Offer is terminated, or (iii) this Agreement is terminated under Clause 4.1 of Schedule 2. Clauses 8, 9, 10 and 11 shall survive termination of this Agreement and shall remain in force. The effect of Termination of the Offer and this Agreement is further described in Clause 4.2 of Schedule 2.

8. Notices and Amendments

8.1 Any communication or notice made hereunder shall be given by letter or by facsimile

to Navision:	Navision a/s Frydenlunds Allé 6 DK—2950 Vedbæk Denmark Attention: Ms. Marianne Wier
with a copy to:	Kromann Reumert Sundkrogsgade 5 DK-2100 Copenhagen ø Denmark Attention: Mr Henrik Møgelmose
to Microsoft:	Microsoft Corporation One Microsoft Way Redmond, WA 98052-6399 USA Attention: Corporate Development
with a copy to:	Microsoft Corporation One Microsoft Way Redmond, WA 98052-6399 USA Attention: Law and Corporate Affairs

or to such other person and address which either Party may in writing notify to the other Party.

8.2 Amendments and additions to this Agreement shall be made in writing and shall be signed by the Parties in order to be valid.

9. Costs and Expenses

9.1 Except as otherwise provided herein, all costs, fees and expenses incurred in connection with this Agreement and the other transactions contemplated hereby shall be borne by the Party incurring such fees or expenses.

10. Governing Law

10.1 This Agreement shall be governed by the laws of the Kingdom of Denmark without regard to the principles of conflicts of laws thereof, if such principles would result in the Agreement being governed by other laws than the laws of the laws of the Kingdom of Denmark.

11. Arbitration

11.1 Any disputes, controversies or disagreements arising out of or in connection with this Agreement including any question regarding the understanding of or the extent or scope of this Agreement, which cannot be settled amicably between the Parties, cannot be brought before a court of justice, but shall be referred to and resolved finally and binding by a court of arbitration.

11.2 The court of arbitration shall consist of three members. Navision and Microsoft shall each appoint a member no later than three weeks after one of the Parties has requested arbitration by presentation of a written complaint. The two members appointed by the Parties shall jointly appoint the president of the court of arbitration. If a Party fails to appoint a member within the time stated, or if the two members appointed by the Parties are unable to reach agreement regarding appointment of a president of the court of arbitration, the remaining member or the president, respectively, will be appointed by the President of the Maritime and Commercial Court of Copenhagen.

11.3 The rules of procedure for the court of arbitration shall be laid down subject to requisite modifications in conformity with the rules regarding Danish High Court cases set forth in the Danish Administration of Justice Act. The court of arbitration is to attend to the case being expedited to the maximum extent, and the court of arbitration may not, unless under special circumstances when the situation calls for it, allow any of the Parties longer than eight weeks to prepare each pleading. In case a Party disregards a stipulated deadline without the consent of the court, the Party in question has lost its right of replication, unless the court may decide otherwise. When the case has been set down for judgement by the court of arbitration, the court is obliged to rule within eight weeks.

11.4 In connection with the court of arbitration's stipulation of which Party shall pay the costs of the action, the court shall consider whether proceedings have been instituted on a fair and reasonable basis.

11.5 The place of arbitration shall be Copenhagen, Denmark.

11.6 The language of the arbitration shall be English.

This Agreement is signed on 7 May 2002 in two counterparts of which Navision and Microsoft have each obtained one.

NAVISION a/s:

By: /S/ WALDEMAR SCHMIDT	/S/ ERIK DAMGAARD	/S/ TORBEN WIND
Waldemar Schmidt *Chairman of the Board*	**Erik Damgaard** *Member of the Board*	**Torben Wind** *Member of the Board*

MICROSOFT:

By: /S/ RICHARD P. EMERSON	/S/ JOHN CONNORS	/S/ JEFFREY S. RAIKES
Richard P. Emerson *Senior Vice President Corporate Development and Strategy*	**John Connors** *Senior Vice President Finance & Administration*	**Jeffrey S. Raikes** *Group Vice President Productivity and Business Services*

SCHEDULE 2

1 Definitions

Capitalized terms used in the Agreement or its schedules and not elsewhere defined shall have the respective meanings set forth below:

1.1 "Business Day" shall mean any day except a Saturday, Sunday or other day which is either a public holiday in Denmark or a day on which the US Securities and Exchange Commission is closed.

1.2 "Closing Date" shall have the meaning given to it in Clause 2.3 of this Schedule 2.

1.3 "Danish Companies Act" shall mean the Danish Public Companies Act (Consolidation Act), No. 9 of 9 January 2002.

1.4 "Governmental Entity" shall mean all relevant jurisdictions and the government and any ministry, department, political subdivision, instrumentality, court, judicial or administrative body, agency, corporation or commission under the direct or indirect control of such country or any subdivision or jurisdiction therein and the Copenhagen Stock Exchange A/S.

1.5 "Material Adverse Effect" shall mean any change, effect, condition, event or circumstance that is materially adverse to the business, financial conditions or results of operations or prospects of Navision and its Subsidiaries, taken as a whole, with the exception of adverse effects on Navision's partner channel or license revenues substantially attributable to the initial public announcement of this transaction following the execution of this Agreement.

1.6 "Microsoft Shares" shall mean the shares of common stock, par value USD 0,0000125 per share of Microsoft.

1.7 "Minimum Condition" shall have the meaning given to it in Clause 2.2 of this Schedule 2.

1.8 "Navision Shares" shall mean the shares of common stock, nominal value DKK 1 per share, of Navision.

1.9 "Offer" shall mean Microsoft's public offer to acquire the entire Share Capital of Navision as described in the Offer Document. The term "Offer" will also include any replacement or new offer made by Microsoft and commenced within two weeks after the termination of the initial or any previous offer for Navision Shares made for by Microsoft, provided that the replacement or new offer is at financial terms at least as favourable as the Initial Offer. In the event of a replacement or new offer, the Offer Expiration Date will be adjusted as appropriate to reflect the expiration date of the replacement or new offer (as it may be extended under the terms of the replacement or new offer).

1.10 "Offer Conditions" shall have the meaning given to it in Clause 2.2 of this Schedule 2.

1.11 "Offer Document" shall mean any Offer document or amendment thereto to be issued by Microsoft in accordance with Order No. 827 in connection with the Offer; the initial Offer Document in the English language is attached hereto as Schedule 6.

1.12 "Offer Expiration Date" shall have the meaning given to it in Clause 2.3 of this Schedule 2.

1.13 "Restraints" shall have the meaning given to it in Clause 3.1.5 of this Schedule 2.

2 Offer

2.1 As set out in Clause 1.1 of the Agreement, Microsoft shall issue the Offer to the holders of Navision Shares, at each holder's election, to either (i) sell their Navision Shares to Microsoft for cash of DKK 300 per share or (ii) exchange Navision Shares for Microsoft Shares as described in the Offer Document.

2.2 The obligation of Microsoft to acquire the Navision Shares tendered pursuant to the Offer shall be subject only to the Agreement not having been terminated pursuant to Clause 4 of this Schedule 2 and to the satisfaction or waiver (if permissible under the Agreement and applicable law) of the Minimum Condition and the conditions set forth in Clause 3 of this Schedule 2 (collectively, the "Offer Conditions"). The Minimum Condition is the Offer condition that such number of Navision Shares which in the aggregate represent more than 90% of the Share Capital shall have been validly tendered, not withdrawn, and available for purchase or exchange immediately prior to the Closing Date. Share Capital includes (i) all issued and outstanding Navision Shares, (ii) any Navision Shares to be issued by reason of the exercise on or before the Closing Date of any option or warrant to subscribe to Navision Shares, and excludes (iii) all Navision Shares owned by Navision and not tendered. The Offer shall not be amended without the written consent of Navision, except that Microsoft, in each case without the prior written consent of Navision, may (i) increase the consideration to be paid by Microsoft in the Offer, (ii) waive the Offer Conditions, (iii) extend the Offer pursuant to Clause 2.3 below, and (iv) replace the Offer with a new or replacement Offer, as long as the financial terms are at least as favourable as the terms of the initial Offer. If Microsoft waives the Minimum Condition, Microsoft may only do so after 3 July 2002.

2.3 The expiration date of the Offer shall initially be 5 July 2002 (such date, as it may be extended as provided herein, the "Offer Expiration Date"). The Offer may be extended by Microsoft from time to time thereafter until the earliest of (i) the maximum period permitted under Order No. 827 or as otherwise required by the Order No. 827, (ii) the close of business (Copenhagen Time) on the day on which Microsoft has publicly announced that all of the Offer Conditions shall have been satisfied or that they have been duly waived and (iii) such time as the Agreement is terminated in accordance with Clause 4 of this Schedule. Subject to the terms and conditions of the Offer, at three Business Days following the Offer Expiration Date, and provided all conditions including the Offer Conditions for the Offer have been fulfilled or waived on such date, Microsoft shall accept for exchange and shall purchase or exchange all Navision Shares validly tendered and not withdrawn and shall effect the purchase or exchange in accordance with applicable law (the earliest date that Microsoft shall accept Navision Shares for purchase/exchange being herein referred to as the "Closing Date").

2.4 No fractional Microsoft Shares will be issued and such fractional interest shall not entitle the owner thereof to vote or to any rights as a security holder of Microsoft Shares. In lieu of any such fractional shares, each Navision shareholder otherwise entitled to a fraction of a Microsoft Share will be entitled to receive a cash payment as reasonably calculated by Microsoft representing the value of such fractional Microsoft Share such Navision shareholder would be entitled to if such shareholder had accepted the cash Offer for such Navision Shares entitling to a fractional Microsoft Share.

2.5 The Offer shall be conducted in accordance with Danish and other applicable laws and regulations, and the Offer shall be made by means of the Offer Document prepared in accordance with the relevant provisions of Danish law. The Offer Document shall be accompanied by the recommendation of the Board of Directors of Navision that holders of Navision Shares accept the Offer and tender their Navision Shares into the Offer.

3 Conditions to the Offer

3.1 Conditions to Completion

3.1.1 The obligation of Microsoft to complete the Offer is subject to the satisfaction (or waiver by Microsoft) on or prior to the Closing Date of the following conditions:

3.1.2 The Minimum Condition, cf. Clause 2.2 of Schedule 2

3.1.3 Approvals under competition, merger control or similar law applicable to the Offer shall have been obtained, in each case without imposing conditions or obligations on Microsoft or Navision, or such approval shall have been deemed to have been granted.

3.1.4 All consents, approvals and actions of, filings with and notices to any Governmental Entity, and any third party required of Microsoft and Navision to consummate the transactions contemplated hereby, shall have been obtained or made, all in form and substance reasonable satisfactory to Microsoft.

3.1.5 No judgment, order, law, rule or regulation, entered, enacted, enforced or issued by any Governmental Entity or other legal restraint or prohibition (collectively "Restraints") shall be in effect preventing the consummation of the Offer; provided that each of the Parties shall have used its reasonable best efforts to prevent the entry, enactment, enforcement or issuance of any such Restraints and to appeal as promptly as possible any such Restraints that my be entered.

3.1.6 The representations of Navision set forth in Schedule 4 shall be true and correct in all material respects both when made and at and as of the Closing Date, as if made at and as of such time (or, in the case of any representation made as of a specific date, as of such date).

3.1.7 Navision shall, in all material respects, have performed and complied with all obligations required to be performed or complied with by it under the Agreement at or prior to the Closing Date.

3.1.8 At any time after the date of the Agreement there shall not have occurred and be continuing any Material Adverse Effect on Navision.

3.1.9 The Offer shall not have been terminated in accordance with Clause 4 of this Schedule.

3.1.10 The Navision Group shall have through the Closing Date maintained and not terminated employment of at least 80 per cent of its research & development and sales employees and at least 75 per cent of its other employees who were employed at the date of this Agreement.

3.1.11 Microsoft shall have been furnished with an opinion from Navision's legal counsel dated as of the date hereof to the effect that:

(i) Navision is a corporation duly organised and validly existing under the laws of Denmark;

(ii) Navision has full corporate power to enter into this Agreement and to consummate the transactions contemplated herein; and

(iii) this Agreement has been duly authorised, executed and delivered by Navision, and is a valid and binding obligation of Navision in accordance with its terms, subject to enforcement in bankruptcy and limitations on equitable remedies.

3.2 Conditions to Commencement

3.2.1 The obligation of Microsoft to commence the Offer shall be subject to (i) the satisfaction or waiver of conditions 3.1.5, 3.1.6, 3.1.7, 3.1.8, and 3.1.11 (ii) the Board of Directors of Navision having unanimously decided to recommend the Offer to the shareholders of Navision and such recommendation having been maintained and not modified in any negative way and (iii) the approval of the Offer Document by the Copenhagen Stock Exchange.

3.3 Waiver of Conditions

3.3.1 Microsoft may waive all conditions under Clause 3 of this Schedule 2 without consent.

3.4 Frustration of Offer Conditions

Neither Party may rely on the failure of any condition set forth in Clause 3.1 of this Schedule to be satisfied if such failure was caused by such Party's failure to exercise reasonable best efforts to consummate the Offer and the other transactions contemplated by the Agreement.

4 Termination

4.1 The Agreement may be terminated at any time prior to the Closing Date:

4.1.1 By mutual written consent of Navision and Microsoft:

4.1.2 By Microsoft or Navision if the Closing Date shall not have occurred on or before 30 November 2002;

4.1.3 By Microsoft, if Navision shall have breached or failed to perform in any material respect any of its representations, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Clause 3, and (ii) is incapable of being cured by Navision or is not cured within 15 days after delivery to Navision of written notice thereof;

4.1.4 By Microsoft, following Microsoft's receipt of written notice advising Microsoft that the Board of Directors of Navision has received and disclosed to holders of Navision Shares a Superior Proposal;

4.1.5 By Microsoft, if at any time after the date of the Agreement there shall have occurred any Material Adverse Effect on Navision;

4.1.6 By Navision, if Microsoft shall not have performed and complied in any material respect with all obligations required to be performed or complied with by it under the Agreement, and such failure is incapable of being cured by Microsoft or is not cured within 15 days after delivery to Microsoft of written notice thereof; or

4.1.7 By Microsoft, if the Conditional Share Purchase Agreement is terminated by Microsoft under Clause 18.1 of that agreement.

4.2 Effect of Termination

In the event of termination of the Agreement by either Microsoft or Navision as provided in Clause 4.1, written notice thereof shall be given promptly to the other Party and the Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Microsoft or

Navision, except (i) to the extent that such termination results from the wilful and material breach by a Party of its representations, covenants or agreements set forth in the Agreement, and (ii) if the Agreement is terminated by Microsoft solely because the condition set out in Clause 3.1.3 of Schedule 2 shall not be fulfilled, in which case Microsoft shall pay to Navision the sum of USD 5,000,000 (but there shall be no obligation to pay if the failure of the condition in Clause 3.1.3 is caused by the deliberate fault of Navision and/or the Subsidiaries). Microsoft shall be entitled to terminate and withdraw the Offer if one or more of the Offer Conditions are not satisfied by the Closing Date or if the Agreement is terminated under Clause 4 of this Schedule.

4.3 Governing Law

4.3.1 The Offer and the Offer Document shall be governed by and construed in accordance with the laws of the Kingdom of Denmark, without regard to the principles of conflicts of laws thereof, if such principles would result in the Offer and the Offer Document being governed by other laws than Danish laws.

SCHEDULE 4

Representations (in Danish: "Erklæringer") by Navision:

1. Each of Navision and the Subsidiaries (the "Navision Group") are duly incorporated, organised, validly existing and are in all material respects carrying out their respective business in accordance with the laws of the relevant jurisdiction. Navision, its Subsidiaries and their respective employees hold all material permits, licenses, variances, exemptions, orders, registrations and approvals of all Governmental Entities which are required for the operation of the businesses of Navision and its Subsidiaries as currently conducted.

2. Navision or its Subsidiaries are the sole, legal and beneficial owner of the percentage of shares of each of the Subsidiaries as set forth in the Disclosure Letter and the shares of the Subsidiaries are validly issued and free and clear of all liens, charges, warrants, claims or commitments of any kind including but not limited to any options or pre-emptive rights granted to a third party for the purchase of the shares of the Subsidiaries.

3. The Articles of Association of Navision and each of the Subsidiaries are complete and correct as approved by its shareholders.

4. The Disclosure Letter sets forth as of the date of this Agreement:

    (a) the number of Navision shares for issuance in accordance with Navision's Articles of Association;

    (b) the number of shares of Navision which are issued and outstanding;

    (c) the number of shares in Navision which are owned by Navision; and

    (d) the aggregate number of shares subject to employee or non-employee stock options, warrants or other rights to purchase, subscribe to or receive shares in Navision.

Except as set forth above, there are as of the date of this Agreement no authorized, issued or outstanding

(i) shares or voting securities of Navision;

(ii) securities or rights or obligations of Navision convertible into or exchangeable for shares or voting securities in Navision;

(iii) warrants, call options or other rights to acquire from or subscribe to Navision or any of its Subsidiaries, or any obligation of Navision or any of its Subsidiaries to issue, any shares or voting securities or securities convertible into or exchangeable or exercisable for capital stock or voting securities of Navision; and

(iv) there are no outstanding obligations of Navision to repurchase, redeem or otherwise acquire any such securities or to issue, deliver or sell, or cause to be issued, delivered or sold, any such securities.

All of the outstanding shares of Navision have been validly issued and are fully paid, non-assessable and free of pre-emptive rights.

5.1 Navision has since the merger between Navision and Damgaard A/S (the "Merger") and Navision and Damgaard A/S have each before the Merger submitted to the Copenhagen Stock Exchange A/S all notifications, accounts, reports and documents required to be submitted or filed by it pursuant to Danish laws and regulations and the regulations of the Copenhagen Stock Exchange A/S as of their respective published dates, complied in all material respects with all applicable requirements of Danish law and the regulations of the Copenhagen Stock Exchange A/S, (all such notifications, accounts, reports and documents that have been filed up and until the date hereof are referred to as the "Pre-Agreement Submissions"). None of the Pre-Agreement Submissions, as of the respective dates on which they were submitted to the relevant Danish authorities or Copenhagen Stock Exchange A/S contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

5.2 Except as disclosed in the Pre-Agreement Submissions and except as contemplated by this Agreement, since 30 June 2001 Navision and its Subsidiaries have conducted their respective businesses in the ordinary course consistent with past practice and there has not been:

5.2.1 Any Material Adverse Effect;

5.2.2 Any material change in the method of accounting or accounting practise of Navision and its Subsidiaries, other than changes required by applicable accounting rules and regulations or as set forth in the relevant Audited Financial Statements (as defined in Clause 16 hereof) of Navision;

5.2.3 Any direct or indirect redemption, purchase or other acquisition of any shares by Navision or any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) in respect of such shares; or

5.2.4 Any issuance of shares of capital stock other than pursuant to (i) currently outstanding stock options or other similar stock based employee benefit awards and (ii) currently outstanding convertible or exchangeable securities or warrants.

6.1 Navision has the corporate power and authority to enter into this Agreement and to carry out its obligations hereunder. The execution, delivery and performance of this Agreement by Navision and the consummation by Navision of the transactions contemplated hereby have been duly authorised by the Board of Directors of Navision and no other corporate action on the part of Navision is necessary to authorise this Agreement or the transactions contemplated hereby.

6.2 Except as set out in this Agreement and except where the failure to make any filing with, or to obtain any permit, authorisation, consent or approval of, any Governmental Entity would not prevent or materially delay the consummation of the transactions contemplated hereby or otherwise prevent Navision from performing in all material respect its obligations under this Agreement, no filing with, and no permit, authorization, consent or approval of, any Governmental Entity is to Navision's knowledge after due investigation necessary for the execution, delivery and performance of this Agreement by Navision and the consummation by Navision of the transactions contemplated hereby.

6.3 Neither the execution, delivery or performance of this Agreement by Navision nor the consummation by Navision of the transactions contemplated hereby, will (i) violate or conflict with any provision of the Articles of Association or by-laws or other similar governing documents of Navision, (ii) to Navision's knowledge after due investigation result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default or give rise to any right of termination, cancellation, vesting, payment, acceleration, suspension or revocation under any of the provisions of any material note or bond, any mortgage, deed of trust, security interest, indenture, license, contract, or agreement (other than minor housekeeping matters), plan or other instrument or obligation to which Navision or any of its Subsidiaries is a party or by which any of them or any of their properties or assets may be bound, (iii) to Navision's knowledge after due investigation violate any order, writ, injunction, decree, judgment, statute, rule or regulation applicable to Navision or its Subsidiaries or any of their respective properties or assets, (iv) to Navision's knowledge after due investigation result in the creation or imposition of any encumbrance on any asset of Navision or any of its Subsidiaries, or (v) to Navision's knowledge after due investigation cause the suspension or revocation of any permit, license, governmental authorization, consent or approval necessary for Navision or any of its Subsidiaries to conduct its business as currently conducted.

7. Navision and the Subsidiaries each have unrestricted title to all properties (real estate) and assets which according to the books of Navision and the Subsidiaries belong to the Navision Group, subject, however, to normal liens, encumbrances, mortgages and other security interests which appear in public registers or are provided for in the Audited Financial Statements as defined in Clause 16 hereof and as undertaken in the ordinary course of business.

8. No registered managers (persons registered as managers with the Danish Commerce and Companies Agency and the equivalent authorities in any relevant jurisdiction) have been granted any rights or privileges other than as provided for in their respective service agreements and their current remuneration and other direct economic benefits are described in their service agreements.

9. Within the last five years, Navision has not made or agreed to make any payment to or provided or agreed to provide any benefit for any present or former shareholder, director or manager of Navision other than in connection with business transactions in the ordinary course of business conducted on an arm's length basis.

10. All required tax returns including reports concerning VAT and other public duties have been filed with the appropriate authorities in Denmark and all taxes and duties due and payable have been paid (whether or not reported on tax returns) and there are no pending disputes with or investigations initiated by the Danish tax authorities, which Navision has been informed of, or to the knowledge of Navision other relevant public authorities in any other country.

11. Save for tax incurred by Navision and the Subsidiaries in the ordinary course of business, Navision or the Subsidiaries do not have any liability for tax whether present or, to the knowledge of Navision after due investigation, contingent.

12. Navision has not entered into or been a party to or otherwise been involved in any schemes or arrangements designed wholly or partly for the purpose of avoiding tax in a manner that would violate applicable laws or regulations.

13. In all material respects the Navision Group conducts and has conducted its businesses in accordance with all applicable laws and regulations of Denmark and the European Union and such other countries where the Navision Group has conducted business and/or sold its products and in compliance with its obligations under contracts, agreements and undertakings with third parties. The products manufactured by the Navision Group have been and are in all material respects being produced, marketed and sold in compliance with relevant statutory laws and regulations of those countries where the Navision Group is producing, marketing or selling the products.

14.1 As of the date hereof, there are no claims, actions, suits, proceedings or investigations pending (which Navision has been informed of) or threatened against Navision or any of its Subsidiaries or any of their respective assets before any Governmental Entity, court or arbitration tribunal. Neither Navision nor any of its Subsidiaries is to Navision's knowledge after due investigation subject to any outstanding order, writ, injunction or decree.

14.2 The Navision Intellectual Property consists solely of items and rights that are either (i) owned by Navision, (ii) in the public domain, or (iii) rightfully used or authorised for use by Navision or its Subsidiaries pursuant to a valid agreement. Navision or its Subsidiaries has all rights in Navision Intellectual Property necessary to carry out Navision's current and anticipated future activities. The "Navision Intellectual Property" means and includes all patents, trade marks, trade names, trade secrets, service marks, domain names, copyrights, applications and registration for any of the foregoing, know how, technology, moral rights, computer software programs and applications both in source and object code form owned by Navision or its Subsidiaries, goodwill, records, files, all other tangible or intangible proprietary information and materials owned by Navision or its Subsidiaries and all licenses and rights otherwise held by Navision in any third party product, intellectual property and proprietary or personnel rights including without limitation the type of intellectual property described above that is being used and/or has been used or currently is under development for use in the business of Navision or its Subsidiaries as it has been, is currently or is currently anticipated to be conducted.

14.3 Navision has obtained all authorisations including public licenses permissions and consents required for the carrying on of the business as it is presently conducted and such authorisations, permissions and consents are in full force and effect and there are no circumstances which indicate that any of such authorisations permissions or consents are likely to be revoked or not renewed.

14.4 To Navision's knowledge, after due investigation Navision and its Subsidiaries neither are nor will be as a result of the execution or delivery of this Agreement or performance of Navision's obligations hereunder in violation of any licenses, sub-licenses or any other agreements relating to the Navision Intellectual Property.

14.5 The use, reproduction, marketing, sale, distribution or exercise of rights in any of the Navision Intellectual Property owned by Navision or its Subsidiaries does not to the knowledge of Navision after due investigation infringe any copyright or other rights of any third party. No claims challenging the validity or ownership of the Navision Intellectual Property owned by Navision or its Subsidiaries, or the use, sale or distribution of the Navision Intellectual Property have been asserted or to the knowledge of Navision, after due investigation, threatened by any person, other than in the ordinary course of business, and no such claims has or will have a Material Adverse Effect. All granted and issued patents and registered intellectual property rights are valid and enforceable. To the knowledge of Navision there is no unauthorised use or infringements of any Navision Intellectual Property by any third party, other than in the ordinary course of business, no such unauthorised use or infringements having a Material Adverse Effect.

14.6 All Navision Intellectual Property created by the employees of Navision within the scope of employment by Navision is by the operation of law or contract owned by Navision. In this respect Navision has secured from all such employees valid and enforceable written assignment or licenses for any such work or otherwise. Navision has secured proper and necessary assignments of ownership by contractors/consultants having performed work for the Navision Group.

14.7 Neither Navision nor its Subsidiaries have granted to any other party any exclusive licensing, distributorship or agency or any other exclusive rights of whatsoever kind to produce, market and/or sell the products manufactured by Navision or its Subsidiaries.

15. Navision has no knowledge after due investigation of any circumstances that might cause any contract party to terminate or otherwise alter any existing contract as a result of the completion of the Offer and the contemplated change of control with regard to the ownership of Navision.

16. The audited consolidated financial statements of Navision Group as of 30 June 2000 and 30 June 2001 (the "Audited Financial Statements"), have been prepared in accordance with applicable laws and with Danish generally accepted accounting principles, consistently applied, with respect to the preparation of annual accounts, give a true and fair picture and such insight into the financial position of Navision and the Subsidiaries that a reasonable judgement can be made regarding the assets, liabilities and results and also regarding the solvency and liquidity of Navision and the Subsidiaries as of such reference dates, and present in so far as they concern the balance sheet, correctly and fairly the financial position of Navision and the Subsidiaries, the nature and amount of the assets, liabilities and shareholders equity as of such reference dates and present in so far as they concern the profit and loss accounts with notes, correctly and fairly the results of Navision and the Subsidiaries for the relevant financial period up to such reference dates.

17. The un-audited financial statements of the Navision Group as of 31 December 2000 and 31 December 2001 (the "Un-audited Financial Statements") have been prepared in accordance with applicable laws and give a true and fair picture and such insight into the financial position of Navision and the Subsidiaries that a reasonable judgement can be made regarding the assets, liabilities and results and also regarding the solvency and liquidity of the Navision Group as of such reference dates and present in so far as they concern the balance sheet correctly and fairly the financial position of the Navision Group in the nature and the amount of the assets, liabilities and shareholders equity as of such reference dates and present in so far as they concern the profit and loss account correctly and fairly the results of the Navision Group for the relevant financial period up to such reference dates.

18. There are no liabilities of Navision or any of its Subsidiaries of any kind whatsoever, whether or not accrued and whether or not contingent or absolute, determined or determinable, that are material to Navision and its Subsidiaries taken as a whole, other than (a) liabilities disclosed or provided for in the Audited Financial Statements or the Un-audited Financial Statements, (b) liabilities incurred on behalf of Navision in connection with this Agreement and the transactions contemplated hereby, (c) liabilities not required to be disclosed under applicable accounting rules and regulations and (d) liabilities incurred in the ordinary course of business consistent with past practice.

19. Since 30 June 2001:

(i) There have been no changes in the condition, financial or otherwise, of Navision or the Subsidiaries, which have had a Material Adverse Effect on Navision;

(ii) Navision has not entered into any transaction or incurred any liability or obligation which individually or in the aggregate was material to its business other than transactions concluded and/or liabilities incurred in the ordinary course of business of Navision;

(iii) The Navision Group has not incurred, assumed or guaranteed any indebtedness for borrowed money other than in the ordinary course of business and in amounts not exceeding DKK 1 million per transaction or DKK 5 million in the Aggregate; and

(iv) There has been no damage, destruction or other casualty loss (whether or not covered by insurance) affecting the Business or assets of the Navision Group which would reasonably be expected to have a Material Adverse Effect on the Navision Group.

20. None of the information provided or to be provided by Navision specifically for inclusion or incorporation by reference in the Offer Document will on the date the Offer Document is first distributed to Navision shareholders, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

21. Navision has received the opinions of Nordea Securities and Schroder Salomon Smith Barney, dated the date of this Agreement, to the effect that, as of such date, the consideration to be received by the shareholders in accordance with the Offer as described in the Offer Document, Schedule 6 is fair from a financial point of view to the holders of shares of Navision.

Schedule 5: Navision Group Chart


Navision a/s
Headquarters
Navision Canada Inc.
Canada
100%
PC & C Vertiebs GmbH
Germany
100%
Navision Nederland BV.
the Netherlands
100%
Navision España SL
Spain
100%
Navision US Inc.
United States
100%
Navision Iletisim Hizmetleri Ltd. Sti.
Turkey
100%
Navision Belgium N.V.
Belgium
100%
Navision France SA
France
100%
Navision Norge ASA
Norway
100%
Navision South Africa (Pty) Ltd.
South Africa
100%
Navision UK Ltd.
United Kingdom
100%
UAB Axapta
Lithuania
100%
UAB Axapta Latvian Branch
Latvia
100%
UAB Axapta Eesti filial
Estonia
100%
Navision Österreich GmbH
Austria
100%
Navision Danmark a/s
Denmark
100%
Navision Italia S.p.a.
Italy
65%
Navision SEA Pte. Ltd.
Singapore
100%
Navision Malaysia
Malaysia
Branch Office
100%
Damgaard AG
Switzerland
100%
Navision Australasia Pty. Ltd.
Australia
100%
Navision Ceská republika s.r.o.
Czech Republic
100%
Hungary
100%
Navision Portugal SA
Portugal
100%*
Navision Svenska AB
Sweden
100%
DS 2001 A/S
51%
Navision Software Polska Sp.zo.o
Poland
100%
Navision Software CIS LLC
Russia
100%